Comprehensive Valuation of
MDS Inc.’s
Pharma Services Division
as at October 31, 2006

TABLE OF CONTENTS

Page
Introduction	1
Fair Value	2
Restrictions and Qualifications	2
Conclusion	5
Scope of Review	5
Major Assumptions	9
Background	10
Analysis of Opportunities and Challenges	19
Review of Operating Results	23
Review of Projected Cash Flow	24
Summary of Industry Conditions	28
Summary of General Economic Conditions	29
Valuation Approaches	29
Valuation — Base Case Scenario	31
Valuation — FDA Action Scenario	33
Operating Enterprise Value	34
Supplementary Analysis	34
Redundant Assets	35
Estimate of Fair Value of Equity	36
Equity Fair Value vs. Carrying Value	36
General	36

EXHIBITS

Summary Valuation Schedules	Exhibit A
Base Case Scenario Schedules	Exhibit B
FDA Action Scenario Schedules	Exhibit C
Somewhat Comparable Multiples and Transactions	Exhibit D
MDS Pharma Service’s Lines of Business Base Case	Exhibit E
Summary of Industry Conditions	Exhibit F
Summary of General Economic Conditions	Exhibit G
Weighted Average Cost of Capital	Exhibit H
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
December 13, 2006	Toronto, Ontario
Canada M5K 1G8
Direct Tel. 416 815 5083
Direct Fax 416 814 3211
Mr. Peter Winkley
Vice-President, Finance
MDS Inc. (Canada)
100 International Blvd.
Toronto, Ontario
M9W 6J6
Dear Mr. Winkley:
Re: Comprehensive Valuation of MDS Inc.’s Pharma Services Division as at October 31, 2006
Introduction
1.	You have asked us professional valuators experienced in business and security valuations to provide you with a comprehensive valuation report (“Report”) with respect to MDS Pharma Services (“Pharma” or “the Division”), a financial reporting unit of MDS Inc. (“MDS” or “the Company”) as at October 31, 2006 (the “Valuation Date”).

2.	We understand that the valuation is required in connection with a “Step I” impairment test for Pharma’s goodwill in accordance with Canadian Institute of Chartered Accountants (“CICA”) Standard 3062 and Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) 142, both titled “Goodwill and Other Intangible Assets” (collectively, the “Standards”).

3.	We understand that the results of our Report will be used by MDS management (“Management”) for financial reporting and thus may be provided to MDS’s external auditors.
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Mr. Peter Winkley
December 13, 2006
4.	Our value conclusions for Pharma are on a stand-alone basis (i.e. on a notional basis where Pharma is an entity independent of MDS). However, in accordance with the Standards, we considered synergies/assumptions that hypothetical potential purchasers for Pharma could realize/assume (collectively, “Market Participant Assumptions”).

5.	Unless otherwise stated, all amounts are expressed in Canadian dollars.
Fair Value
6.	In carrying out this assignment, we have utilized the concept of fair value. In accordance with the Standards, fair value represents the “amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act”.

7.	Fair value represents the intrinsic value of the Division whereas price reflects the final negotiated terms with respect to the purchase and sale of the Division. Price may differ from fair value arrived at, in a notional context, as a result of a variety of factors including different knowledge or information levels and unequal bargaining positions of the vendor and purchaser.

8.	Under the Standards, the concept of fair value, in the context of a business combination, considers:
•	The intent of the buyer with regard to use of the acquired assets; and

•	Assumptions as to how market participants would benefit from use of the acquired assets. Market participants (“Market Participants”) would include all potential buyers (other than financial buyers and investors that would not intend to take an active role in managing the acquired company) whether or not the potential buyer is engaged in discussions with the seller of the business.
Restrictions and Qualifications
9.	Due to the highly confidential nature of certain of the information (“Confidential Information”) provided to PricewaterhouseCoopers LLP for the purposes of the preparation of the Comprehensive Valuation, PricewaterhouseCoopers LLP (“PwC”) has been requested by MDS to redact such Confidential Information in the Comprehensive Valuation report. Disclosure of the Confidential Information could be potentially detrimental to MDS. PricewaterhouseCoopers LLP notes,

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however, that we have considered, where appropriate, such Confidential Information in arriving at our conclusions.

10.	PwC, an Ontario limited liability partnership, has no equity interest in MDS. Likewise, each member of PwC’s engagement team (the “PwC Engagement Team”) who prepared and delivered the Report to MDS has no equity interest in MDS. PwC has in the past, currently does and may in the future, provide professional services to MDS and its subsidiaries. None of PwC’s fees for the preparation and delivery of this Report are contingent on the conclusions reached in the Report. Accordingly, PwC, on its own behalf and on behalf of the PwC Engagement Team, hereby confirms that, to the to best of its knowledge is independent of MDS.

11.	PricewaterhouseCoopers LLP and the authors and preparers of this Report have no ownership position in MDS Inc. PricewaterhouseCoopers LLP has in the past, currently does and may in the future; provide services to MDS Inc. and its subsidiaries. None of our fees for the preparation of this report are contingent on the conclusions reached herein. We (the authors and preparers of this Report) therefore confirm that to the best of our knowledge we are independent of MDS Inc.

12.	This Report is not to be used for any purpose other than stated above. It is not intended for general circulation, nor is it to be published or made available to other parties in whole, or in part, without our prior written consent. We do not accept responsibility for any losses arising from the unauthorized or improper use of this Report.

13.	Given the nature of this assignment, we have not been able to expose the Division to the marketplace at the Valuation Date to determine whether there are any potential purchasers who, for their own particular reasons, might be prepared to entertain values other than that determined by us herein. As we have not identified possible special purchasers, our conclusion as to value herein has not been impacted.

14.	Our Report is based on information made available to us as outlined in the Scope of Review, as well as, discussions with and representations by Management. We have not audited or verified this information for this purpose, nor do we express any view on its compliance with generally accepted accounting standards. We accept no responsibility or liability for any losses occasioned by any party as a result of our reliance on the financial and non-financial information that was provided to us or that we have obtained from third parties.

15.	In preparing this Report, we have considered assumptions made by Management regarding financial forecasts and with respect to the Division’s operations and the industry and economics in which it operates. Future forecasts and events by their

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nature cannot be fully substantiated and while currently considered reasonable, will not occur exactly as forecast. We have not undertaken any review of whether the future oriented data provided comply with existing standards, such as those issued by the Canadian Institute of Chartered Accountants (“CICA”), the American Institute of Certified Public Accountants (“AICPA”) or any other accounting body.

16.	Further our conclusion does not provide any assurance on the achievability of prospective financial results because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material, and achievement of the prospective results is dependent on actions, plans and assumptions of Management.

17.	We reserve the right, without any obligation on our part, to make revisions to our Report and conclusion reached herein should we be made aware of facts existing at the Valuation Date, which were not known by us at the date of this Report.

18.	This Report must be considered in its entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered by us, without considering all factors and analyses together, could create a misleading view of the processes underlying this analysis. It is not appropriate to extract partial analyses or make summary descriptions of this Report and any attempt to do so could lead to undue emphasis on any particular factor or analysis.

19.	It should be appreciated that, in accordance with the terms of our engagement, our conclusion is at a specific point of time, the Valuation Date. It must be recognized, that fair value changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition and interest rates.

20.	As noted, our Report has been prepared in accordance with relevant accounting pronouncements, which may differ from standards of the Uniform Standards of Professional Appraisal Practice, or the Canadian Institute of Chartered Business Valuators.

21.	We understand, based on discussions with Management, that there are no environmental issues (and associated costs) relating to the respective operations that may impact the fair value of the Division. We have not performed any procedures in this regard.

22.	Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

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December 13, 2006
Conclusion
23.	Based on the restrictions and qualifications, the scope of our review, and the assumptions set out herein, our comprehensive valuation of the fair value of the equity of the Division at the Valuation Date is in the range of $800 million to $900 million with a mid point of $850 million. Please refer to Exhibit A, Schedule 1 and Schedule 2 for the calculation of the difference between fair value and carrying value and sensitivity tables, respectively. We note that debt incurred at the corporate level of MDS Inc. has not been deducted in arriving at the fair value as it would reduce both the Divisions fair value and the net book value of the assets equally and therefore does not impact the outcome of the goodwill impairment test.
Scope of Review
24.	In arriving at our comprehensive valuation conclusion, we reviewed certain financial documentation, information and representations provided by Management, and other information including discussions with various individuals. The following is a list of information reviewed and relied upon:

Financial and Company Information/Documentation
a.	Various internal financial information provided by Management including:
—	MDS Pharma Services Fiscal 2006 Operational Highlights by LOB;

—	MDS Pharma Services internal unaudited profit and loss statements by LOB for fiscal 2005 and fiscal 2006;

—	MDS Corporate & Division Support Cost Allocations for fiscal years 2005 through 2007;

—	MDS Pharma Consolidated Balance Sheet by LOB for the year ending October 31, 2006;

—	MDS Pharma Services GCL and GCD Minority Interest Profit and Loss Statements for fiscal 2006 and forecast for fiscal 2007;

—	MDS Pharma Services 2006 Trial Balance by Site for purposes of isolating net assets of discontinued operations;
b.	MDS Inc. Business Plan — 2007 Pharma Services Data Submission;

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c.	MDS Pharma Services Monthly Operations Review for all months in fiscal 2006;

d.	MDS Pharma Services Strategy report dated June 20, 2006;

e.	MDS Pharma Services 2007 Plan Report, dated September 12-13, 2006;

f.	F2007 AOP Key Assumptions and Initiatives;

g.	MDS Pharma 2007 Revenue and Taxable income by Country and by LOB;

h.	“Focused on Global Life Sciences” presentation by Stephen P. De Falco, President and CEO of MDS Inc., dated September 26, 2006;

i.	Profit and loss statement, ledger, and balance sheet relating to the Iconix Investment;

j.	MDS Pharma Services presentation to Philip Morris USA dated November 2, 2006, which reflected information only to the Valuation Date;

k.	MDS Pharma Services Strategy Recommendations report prepared by The Parthenon Group dated June 28, 2006;

l.	FDA letters released April 26, 2004, December 21, 2004 and August 31, 2006;
     Benchmarking
m.	Review of third party competitive intelligence reports of public company comparables from Robert W. Baird & Co., Jefferies & Company Inc., William Blair & Co., Stanford Group, and FBR published during the quarter ended October, 31, 2006;

n.	Various analyst reports relating to MDS from CIBC World Markets, Desjardins, Goldman Sachs, Jefferies & Company Inc., Merill Lynch, Raymond James, Scotia Capital, TD Newcrest, and UBS published during the quarter ended October 31, 2006;

o.	Research on the industry and general economic conditions in which the Division operates as well as research on rates of return for publicly traded companies, competing in the Contract Research Organization (“CRO”) industry including those documents footnoted in Exhibits F and G and listed below:

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—	CIBC World Markets, “Equity Research Company Update,” September 6, 2006;

—	Datamonitor, “Pharmaceutical Outsourcing Part 2: An introduction to drug discovery strategies,” August 2006;

—	Frost & Sullivan, “Drug Discovery Contract Research Organization Markets”, 2006;

—	Industry Canada, “The Commercial Contract R&D Industry: a Snapshot.”;

—	Jefferies & Company, Inc., “Healthcare Pharmaceutical Services,” October 12, 2006;

—	The Conference Board of Canada, World Outlook Autumn 2006;

—	Economist Intelligence Unit, World Economy: EIU’s October Assumptions, September 22, 2006;

—	European Central Bank, Monthly Bulletin, October 2006;

—	Global Insight, World Flash: A Mild Global Slowdown Relives Inflationary Pressures, October 2006;

—	IMF, World Economic Outlook, September 2006;

—	OECD Economic Outlook, May 2006;

—	Scotiabank Group, International Views, Autumn 2006;

—	BMO Financial Group, Commentary, October 2006;

—	BMO Nesbitt Burns, Econofacts, October 2006;

—	TD Economics, Commentary, October, 2006 ;

—	EIU ViewsWire — Country View, October 17, 2006;

—	Conference Board, Index of Consumer Confidence, October 2006;

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—	EIU, Canada: Country Forecast Summary, October 2006; and

—	Scotiabank Group, Global Economic Research, Foreign Exchange Outlook, October 2006.
     Discussions with Management
     p. Discussions with MDS and MDS Pharma Management, in particular:
—	David Spaight, President, MDS Pharma;

—	Peter Abram, Senior VP and CFO, MDS Pharma;

—	Peter Winkley, VP Finance, MDS Inc.;

—	Jim Garner, Executive VP and CFO, MDS Inc.

—	James McClurg, SVP and SCO, Strategic Client Relationships, MDS Pharma;

—	Robert Beland, Group VP, Discovery & Preclinical, MDS Pharma;

—	Riaz Bendali, VP & GM, Global Early Clinical Research, MDS Pharma;

—	John Robson, VP & GM, Global Bioanalytical Services, MDS Pharma;

—	Robert Butz, Interim Lead, Global Clinical Development, MDS Pharma;

—	Scott Neilson, VP & GM, Global Central Lab, MDS Pharma;

—	Ken Horton, Chief Counsel, MDS Inc;

—	Sylvain L’Ecuver, Director of Finance Early Clinical Research and Bioanalytical Services, MDS Pharma;

—	Beverly Harrison, VP & GM, Global Clinical Development — North America, MDS Pharma;

—	Manuela Leone, VP & GM, Global Clinical Development — Europe, MDS Pharma;

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—	Joe Piruzza, Director of Corporate Finance, MDS Inc;

—	Mark Witkowski, VP Global Tax, MDS Inc ;

—	Grant Gibson, Analyst, Financial Planning and Analysis, MDS Pharma ;
25.	Certain information that Management considered to be of a confidential nature was also considered, however, is not disclosed in the Report.

26.	In addition, we have received a letter of representation from Management, who read our Report and confirmed, among other matters, the factual accuracy of our Report and the inclusion of all material facts and assumptions.
Major Assumptions
27.	In arriving at our value conclusions, we made the following major assumptions as at the Valuation Date:
a.	Management’s forecast base case and FDA Action Scenario case assumptions reflect their best estimates at the Valuation Date with respect to the future operations of the Division and each of its underlying lines of business (“LOB”) and are reflective of what could be realized by a Market Participant;

b.	Under the base case, Management will have completed their 5 year FDA review by the first quarter of fiscal 2007 and Lachman will have completed their review and Management will have certified its results to the FDA by the second half of its fiscal 2007 year, and that the likelihood of any further negative commentary from the FDA is less than 10%;

c.	As it is difficult to determine the utilization and timing of MDS Pharma’s tax losses against the income of a potential acquirer, we have assumed that an acquisition of control does not occur. We note that an acquisition of control would impose restrictions on use of MDS Pharma’s U.S. tax losses, but depending upon the circumstances of a potential acquirer, could potentially accelerate the use of MDS Pharma’s tax losses in other jurisdictions and allow the use of Canadian investment tax credits. Accordingly, we have taken a conservative approach and valued the tax losses on the assumption that only MDS Pharma operations could use these losses;

d.	Any inter-company transactions were transacted at fair value and inter-company liabilities and debt were incurred in the normal course of operations;

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e.	The Division’s balance sheet as at October 31, 2006 fairly represents Pharma’s financial position as a standalone entity at the Valuation Date and the net book value of the Division’s assets and liabilities approximates their fair values, unless otherwise stated in the Report;

f.	The future effective tax rate for Pharma is 33.5%;

g.	There are no restrictions on transfer of ownership that would limit or reduce the values otherwise determined; and

h.	Other material assumptions as discussed in other sections of this Report, its exhibits and schedules.
28.	Alteration or adjustment of any of these assumptions could materially impact our value conclusions contained herein.
Background
MDS Inc.
29.	MDS is a global life-science company, listed on the Toronto Stock Exchange and headquartered in Toronto, Canada. After a change in the leadership of MDS in 2005, MDS adopted a new strategy focusing on the following goals:
a.	Focus the Company’s continuing operations and the Company’s resources on the life science industry;

b.	Streamline the Company’s cost structure by improving productivity and efficiency; and

c.	Divestiture of non-core businesses.
30.	As a result, at the Valuation Date MDS consisted of only the following three divisions ( as the diagnostic division has been sold with the transaction expected to close in early 2007 it has been excluded):
a.	MDS Pharma Services, providing contract research for drugs discovery and development;

b.	MDS Nordion, providing medical isotopes for diagnostic and radiotherapeutic applications, radiopharmaceutical development and manufacturing services, beam

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therapy systems for cancer treatment and sterilization technology for medical and consumer products; and

c.	MDS Sciex, offering advanced analytical instrumentation for drug discovery and development, clinical applications and environmental protection.
MDS Pharma Services
Overview
31.	Historically, Pharma has grown through a combination of organic growth and by acquiring contract pharmaceutical research organizations (“CRO”) such as in 1995 (Panlabs), 1996 (Harris and Neopharm), and 2000 (Phoenix International Life Sciences, Inc.).

32.	At the Valuation Date, Pharma’s operations, headquartered in Philadelphia, are global in nature, with locations across North America, Europe and Asia and comprising over 4,000 employees. Pharma is considered to be one of the top 5 CROs globally and is segregated into five main LOBs in the Early Stage and Late Stage market segments as set out below and discussed in detail in Exhibit E:
33.	The Division’s Early Stage business is one of the largest CRO in the Early Stage market and is a combination of three LOBs, as discussed below, which generated approximately 58.0% of the total Pharma revenues in fiscal 2006:

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a.	Preclinical, generally subdivided into toxicology and non-toxicology businesses, consists of:
—	Drug Metabolism and Pharmacokinetics (DMPK): This LOB performs Early Stage testing to understand the specific properties and effects of new molecular compounds, including screens, mass balance and excretion balance, whole-body and tissue autoradiography, bile excretion and enterohepatic recirculation, in vitro and ex vivo protein binding, placental transfer, etc.

—	Drug Safety Assessment (DSA): This LOB conducts testing for harmful or fatal effects of compounds on healthy animal models, including design and conduct of toxicity and safety pharmacology studies, expertise in continuous infusion and consultancy in the field of gene therapy assessment.

—	Drug Research Services (DRS) also referred to as DDP (Drug Development Programs Service): Drug Development Programs Service takes the development of a compound from a first promising molecule to a marketable drug.
b.	Early Clinical Research (ECR): ECR performs early clinical studies including clinical pharmacology and laboratory, for example bioavailability/bioequivalence studies, dose-ranging studies, drug interaction studies, long-term confinement studies, outpatient studies, etc. to determine the impact of a compound on human subjects (either healthy or with specific therapeutic condition).

c.	BioAnalytical Services (BAS): BAS analyzes samples from preclinical or early clinical trials to test for specific physiological impacts, i.e. preclinical and clinical program support, custom assay development, biochemical markers, infectious sample handling, radiolabeling, etc.
34.	The Late Stage LOBs of Pharma are a relatively smaller market player (<10% market share) but accounted for approximately 42.0% of total Pharma revenues in fiscal 2006 and are segregated into two LOBs:
a.	Global Clinical Development (GCD): This LOB performs the management of patient recruitment and the administration of clinical trials for new compound, i.e. clinical project monitoring and management, regulatory affairs, feasibility studies, biostatistics, medical and scientific writing, health economics, drug development programs, etc.

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b.	Global Central Labs (GCL): GCL analyzes human samples from clinical trials to test for specific physiological impacts. Theses services include comprehensive central lab services including project management support, centralized ECG, comprehensive analytics, standardized assays and long-term frozen sample storage.
35.	Consistent with MDS’ strategic plan, local management at each LOB has been reorganized by removing management layers and new leadership has been put in place in fiscal 2006. Further, various programs have been initiated to reduce infrastructure costs, improve transparency and accountability, and simplify processes by applying LeanSigma processes and supply chain management initiatives. Further, Management has also issued plans to strengthen the market position of Pharma’s preclinical and Late Stage business, as these segments are expected to grow considerably in the forthcoming years.
Customers
36.	The main customers of Pharma are segregated into three groups, pharmaceutical companies, biotech companies and producers of generics.

37.	Revenues are normally earned under contracts with no residual position, and Early Stage contracts are typically entered into for several months whereas Late Stage contracts typically run up to several years. In general, MDS has entered into preferred supplier contracts with its top customers for all LOBs.

38.	Contract terms normally entitle the clients of Pharma to cancellation rights in the event of regulatory delays or if unexpected results are encountered at any stage during the development program. Although it is not possible to predict the occurrence of delays or cancellations, potential impacts of delays and cancellations are mitigated because the Division maintains a broad portfolio of ongoing contracts.
Competitors
39.	In general, the competitive landscape of Pharma is scattered, with up to 60% of the competitors of Pharma being small CROs that are highly specialized. A summary of the outsourced pharmaceutical market in the various Early Stage and Late Stage segments is shown in the table below.

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Outsourced Pharmaceutical Development Market (2005)

*	Source — “MDS Pharma Services, Strategy Recommendations” The Parthenon Group, dated June 28,2006
40.	Key competitors to Pharma are considered to be:
a) Quintiles Transnational Corporation (“Quintiles”);
b) Covance Inc. (“Covance”);
c) Parexel International, Corp. (“Parexel”);
d) Pharmaceutical Product Development, Inc. (“PPDI”),
e) PharmaNet Development Group Inc. (“PharmaNet”, formerly SFBC South Florida Bioanalytical International Corporation Inc.); and
f) Charles River Laboratories Inc. (“CRL”).
Most of these competitors claim market leading positions in either the preclinical (Covance and CRL) or one of the Late Stage segments (Quintiles, PPDI and PharmaNet), whereas MDS Pharma is the market leader in the Phase I early-clinical research and bioanalytical segments.

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MDS Market Position by Business Segment

	Preclinical	ECR	BAS	GCD	GCL
Market Size	$2.5B	$1.2B	$0.9B	$6.3B	$1.3B
Current Position	#5	#1	#1	#9	#3
MDSPS Market Share	2%	8%	9%	1%	8%
Industry Growth Rate	15%	12%	11%	14%	11%
MDSPS Organic Growth Rate (F05 vs. F04)	16%	17%	-13%	18%	47%
Source — “MDS Pharma Services Strategy”, MDS Pharma, dated June 20, 2006
41.	Please see Exhibit E for further details on the competitive landscape in each of the five LOBs of Pharma, and Exhibit F for additional information on the overall competitive landscape in the CRO market.
FDA
History
42.	In 2003, the U.S. Food and Drug Administration (“FDA”) issued a Form 483 inspection report after a routine audit of bioequivalence studies in the BAS/ECR facility of Pharma in St. Laurent, Montreal (“St. Laurent”), identifying four deficiencies in the documentation and validation of assays. The FDA raised concerns about the reliability of data produced by certain assays and asked for supporting documentation to verify analytical steps taken. MDS issued a response letter dated July 10, 2003 which provided additional data and calculations to support the validity of the original sample analysis. A subsequent response letter dated October 2, 2003 was issued to the FDA, however, the FDA was still not satisfied with the adequacy of the policies and procedures at St. Laurent.

43.	Discussions between MDS and the FDA as well as additional inspections failed to resolve the original Form 483 concerns and another comment letter was issued by the

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FDA in April of 2004 citing lack of adequate policies and procedures to address the deficiencies observed.

44.	In December of 2004, the FDA issued a follow up letter and recommended that MDS review the validity of the bioequivalence studies conducted at the St. Laurent facility within the last five years, 2000 to 2004 inclusive. MDS initiated the five year review (“FYR”) at the St. Laurent facility in February 2005 and sought to reach an agreement with the FDA as to the criteria for inclusion into the study.

45.	We understand that in March of 2006, MDS had completed it preliminary Phase I assessment of the FYR studies but had not certified the results to the FDA. At this time, the FDA conducted an intensive inspection on over 500 files relating to the FYR. The FDA had approximately 30 findings which revolved around how the FYR was conducted and the general practice in running the data studies and issued another Form 483 letter.

46.	In response to this last letter, primarily the FDA observations relating to the conduct of the FYR and lapses in project management, MDS has taken several corrective actions which include the following:
a.	A new president of Pharma was appointed in April of 2006;

b.	Appointed a new senior executive with significant experience managing regulatory reviews to lead the efforts of the FYR. We understand that the management of the FYR was reworked to address the deficiencies identified by the FDA as well as to understand their origination and potential impact;

c.	Made public disclosure regarding FDA inspections;

d.	Voluntarily suspended all commercial bioequivalence studies at St. Laurent;

e.	Engaged Lachman Consulting Services Inc. (“Lachman”) to independently affirm Pharma’s file certification. We understand that the studies are first reviewed by an internal Study Review Board before being passed on to Lachman for an external review;

f.	Implemented changes to enhance the FYR process;

g.	Improved processes to provide greater transparency and clarity in reporting;

h.	Pharma hired experts to improve the skills of its personnel and to improve the quality assurance procedures; and

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i.	Key management personnel were replaced.
47.	On August 31, 2006, the FDA released another letter regarding MDS’s responses to the Form 483 comments and the retrospective review. The letter was critical of the management and the effectiveness of the review and took issue with MDS’s responses to the Form 483 observations and the investigation of certain results. While not addressing all of the actions implemented by MDS since March 2006, the letter stated that MDS had not yet been able to satisfactorily demonstrate to the FDA that their concerns have been addressed.

48.	MDS issued a written response indicating their disagreement on certain items as they believed that the FDA did not incorporate recent changes to the St. Laurent facility in their findings. On October 19, 2006, Management met with the FDA and highlighted the recent improvements in the St. Laurent facility and the effectiveness of the FYR process in achieving the goals.
Status
49.	As of the Valuation Date, 271 studies (51% of total) have been completed and approved by the Study Review Board. We understand that 153 studies (29%) have been submitted and approved by Lachman and submitted to the FDA and that 118 studies (22%) were waiting to be reviewed by Lachman. Management has advised that all of the conclusions reached by Lachman on the studies were consistent with the findings of those reached by MDS.

50.	At the Valuation Date, we understand that approximately $37 million has been spent on conducting the FYR ($5.8 million in 2005 and $31.3 million in 2006) and an additional $4 million was expected to be incurred in fiscal 2007. These costs are in addition to revenues lost from shutting down the bioequivalence operations in St. Laurent and the loss of customers related thereto.

51.	While the FDA review initially affected primarily the generic customer base in the St. Laurent facility, Management confirmed that the impact had widened in the second quarter to all BAS facilities and to the ECR LOB. However, Management was unable to directly isolate lost revenue associated with the FDA issues.

52.	At the Valuation Date, Management was addressing FDA concerns on a client by client basis. We understand that they are meeting clients and addressing their concerns, and are fully disclosing FDA issues and the Division’s solutions to address these issues. Management is also pointing to the fact that the FDA has audited Pharma’s North American ECR facilities over 48 times and other BAS facilities since 2000 and we understand that any Form 483 observations have all been resolved.

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Further Management advises that the customer contracts contain clauses which would allow some form of restitution with respect to the FYR. We understand that MDS has provided approximately $9 million in refunds in 2006. We understand that Management has not prepared any analysis with respect to the total potential obligation as they believe the risks associated with refunds beyond this accrual to be unquantifiable with any degree of accuracy.
Action Plan
53.	According to Management, MDS remains committed to working cooperatively with the FDA and MDS’s customers to address all of the FDA’s concerns and complete the FYR satisfactorily. Management believes that Pharma has a scientifically sound process for determining valid and invalid data and has demonstrated a willingness to and has taken principal courses of action to resolve the FDA issues.

54.	We understand that the assessment of the studies has a degree of subjectivity and experts’ conclusions can differ. Although Management estimated that MDS would have certified results by the end of the second half of 2007, Management was not able to estimate when the FDA issues would be fully resolved or what the full costs associated with the review and related client obligations will be. However, according to Management, the FDA review currently may result in three different scenarios as set out below:
Scenario One
55.	The FDA review will be completed by the second quarter of fiscal 2007, accepting the measures taken into account by MDS, i.e. the review of the studies carried out between 2000 and 2004 and the analysis of the results of this review undertaken by a third party reviewer on behalf of Pharma. The cash flows of this scenario would not be significantly differently than that forecast in the MDS’ 2007 base case forecast as is not likely to result in any additional costs or losses of revenues.
Scenario Two
56.	The FDA will appoint an independent auditor to review the clinical studies of Pharma affected by the concerns of the FDA. This scenario could occur if a) the FDA would consider the five year review by Pharma as inappropriate to address the documentary deficiencies and the validation of assays, and b) Lachman would be regarded as not being independent of MDS as it was contracted on behalf of MDS. As a result, an independent auditor, appointed by the FDA and paid for by MDS would restart the five year review anew.

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57.	In this case, costs in excess of the expenses already taken into consideration in the fiscal 2007 forecast are estimated at approximately $6 million for carrying out the review by an independent auditor. This is essentially equivalent to the fees that will be paid to Lachman for their independent review and assumes the FDA does not inform MDS in time for them to reduce expenses by cancelling Lachmans work. According to Management, this scenario would also lead to a negative reaction by the market resulting in a decline in revenues in all LOBs, some cost increases and slower growth rates
Scenario Three
58.	Finally, sponsors of the clinical studies affected by the FDA review could be held responsible for the results. In this case, sponsors would have to redo all clinical studies affected by the FDA review, potentially resulting in significant costs to MDS. In addition to these costs, this scenario would likely result in a loss of reputation for MDS in general and the ECR and BAS LOBs of Pharma specifically. Management has advised that this would be extremely remote as this would:
a.	subject more healthy volunteers to potentially unnecessary additional testing;

b.	be extremely inefficient and completely annul the prior work done on the studies; and

c.	provide more reviews for the FDA to review and assess.
Analysis of Opportunities and Challenges
59.	In our analysis of the Division, its current market position and the CRO industry, we identified the following opportunities and challenges for Pharma:

Strengths/Opportunities:
a.	Pharma is one of the only CROs offering services to all stages within the drug development process, from preclinical to Phase IV.

b.	Pharma is the leader with respect to market share in ECR and BAS, both combined representing a $2.1 billion market that is expected to experience low-double digit growth in the upcoming years.

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December 13, 2006
c.	Pharma’s high level of quality in the European market is supported by the respondents to the 2006 European Site Survey by CenterWatch, 79% of whom considered the quality of Pharma as a Late Stage CRO to be “excellent” or “very good”.

d.	The bioanalytical facility in Lincoln is the only bioanalytical CRO facility on the World Health Organization list.

e.	The new management of MDS and Pharma is currently restructuring its business, with LeanSigma and other initiatives under way to divest under performing facilities and operations and to further improve quality of services and processes within the Division.

f.	Management believes that the issue with the FDA and the significant measures taken to resolve this situation give the Division an advantage over competitors as it represents an opportunity to benefit from the improved procedures and may create further barriers to entry for smaller operations.

g.	The Early Stage and Late Stage businesses have different customer bases with the result that the FDA issue has had little impact to date on the Late Stage LOBs and would not be expected to in the future.

h.	We understand that Pharma are developing new technologies that will help to differentiate them in the marketplace. For example, Preclinical operations are developing a new assay process which will allow them to quickly and efficiently process large work orders with minimal labour costs.

i.	As outlined in Exhibit F, the demographic trends are favourable for the health care industry, with rising population ages and incidences of disease. In addition, regulation on the pharmaceutical market is expected to increase. Also, biotechnology companies are expected to require more CRO services. Therefore, demand for Pharma’s services is expected to continue to grow.

j.	High capital investments for infrastructure and production and regulatory approvals form significant barriers to entry into the Division’s core businesses.

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December 13, 2006
Challenges
a.	It still remains uncertain what the findings of the FDA audit of the St. Laurent facility will be, how long it will take to fully resolve the issues and what impact this will have on the operational business for Pharma. However, Management acknowledges that a lengthy FDA review process may affect the reputation of Pharma and its overall ability to win new business.

b.	The preclinical and the Late Stage business of Pharma lack scale to efficiently penetrate the fast growing markets in these segments.

c.	The customer base of MDS is over weighted towards smaller pharmaceutical and biotech companies relative to the overall market which in turn limits the size of the contracts.

d.	Despite the significant market entry barriers, there are well established competitors in the global market. In addition, competitors located in low-wage countries or smaller competitors in niche segments of the CRO industry may lead to increasing price pressure. For some LOBs, standardization of service offerings may also result in competition based on pricing.

e.	Consolidations in the customer base of the CRO industry may result in reductions in the use of CRO’s as the new organizations seek cost synergies.

f.	Considering the anticipated growth in this industry, lack of industry capacity to meet demand may lead to risks in maintaining the quality while growing the business.

g.	We understand that some of the data management systems of Pharma are in need of being updated.

h.	Management team is new.
Financial Position
60.	As set out in Exhibit B Schedule 7, we discuss below the major balance sheet items of Pharma at the Valuation Date:
a.	Pharma had approximately $84 million in cash at the Valuation Date. Management has advised that this cash is not required for the Pharma operations and should be assumed as redundant to the operations.

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December 13, 2006
b.	As of the Valuation Date, net working capital was approximately $48 million (approximately 9.1% of fiscal 2006 adjusted revenues), mainly comprising unbilled revenue, accounts receivables, deferred income and accounts payable. We understand that certain mapping issues arose with the new Oracle system that resulted in the creation of entries in two sets of books. Management has advised that a portion of the accounts receivable relates to intra-company balances and accordingly, should be offset. We also understand that prior to the implementation of Oracle, a lack of transparency on working capital balances existed which related to, in part, pass thru expenses not being invoiced to customers. Accordingly, Management began working on the issue in the later part of Q3 2006 and MDS will have an elevated focus on working capital in 2007 by increasing visibility to unbilled revenue, progressing with the LeanSigma project with more aggressive timelines, and resolving issues with the automated solution in the GCD business.

c.	The goodwill balance of $446.7 million largely relates to the acquisition of Phoenix in 2000.

d.	Further, we understand, that as of the Valuation Date, the long term investments of $16.7 million relate primarily to equity and debt investments in Iconix and that the majority of these investments are currently incurring losses. Management has advised that they believe the net book value of these investments represents their fair values. We have not undertaken any further analysis on these investments in this regard.
Tangible Asset Backing
61.	Tangible Asset Backing (“TAB”) represents the going concern value of a business when there is no expectation of intangible value (e.g. goodwill). In calculating Pharma’s TAB as at the Valuation Date (Exhibit B Schedule 7), we therefore made the following adjustments/assumptions to the Division’s financial position as at the Valuation Date:
a.	Goodwill was eliminated as it is an intangible asset;

b.	No adjustment was made to deferred revenues and inter-company debt as we understand they represent liabilities to the Division and that a potential acquirer of the Division, on a stand-alone basis, would have to fulfill these liability;

c.	Long-term investments as mentioned above have been adjusted to nil, as these assets are considered redundant; and

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d.	Net book value of all other assets and liabilities were assumed to approximate their fair value.
62.	Based upon the aforementioned adjustments, we calculated a positive TAB for the Division however we have not allocated any MDS external debt (estimated to be $215 million) to the Division. We note that this TAB excludes discontinued operations but has not been adjusted for operations that are planned to be discontinued next year. Based on discussions with Management, we understand that the operations expected to be discontinued or divested at the Valuation Date (GCD facilities in Spain and ECR facility in Hamburg) had net liabilities of approximately $0.6 million, which would be added to the calculated TAB value. We further understand that these discontinued operations are appropriately excluded in the forecasts.
Review of Operating Results
63.	Exhibit B Schedule 2 summarizes Pharma’s consolidated income statements for the years ended October 31, 2004 through 2006.
Revenues
64.	Overall revenue growth from fiscal 2004 to 2006 has been driven by success in the Late Stage segments, as outlined in the table below:

MDS Pharma	For the Years Ended
Historic Revenues	31-Oct-04	31-Oct-05	31-Oct-06
Revenues (consolidated)	514,999	542,925	522,185
Growth %	n/a	5.4%	-3.8%
Early Stage	342,282	335,781	304,834
Growth in %	n/a	-1.9%	-9.2%
Late Stage	172,717	207,144	217,350
Growth in %	n/a	19.9%	4.9%
65.	We note that the Early Stage revenue has been negatively impacted by the FDA review in 2005 and through 2006 especially in the BAS and ECR LOBs. Main revenue drivers in the Late Stage segment for fiscal 2006 included increased orders, the implementation of a new change order process in GCD, and high kit and sample storage revenue in GCL.

66.	We also note that foreign exchange has been negatively impacting the operations as the Canadian dollar has been strengthening over the past few years over the U.S. dollar.

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Mr. Peter Winkley
December 13, 2006
EBITDA
67.	EBITDA margins after overheads were slightly positive in fiscal 2005 and negative in fiscal 2006.

MDS Pharma	For the Years Ended
Historic EBITDA	31-Oct-04	31-Oct-05	31-Oct-06
EBITDA (consolidated)	n/a	17,915	(12,086)
As a % of Revenues	n/a	3.3%	-2.3%

Early Stage	n/a	32,598	330
As a % of Revenues	n/a	9.7%	0.1%

Late Stage	n/a	(14,683)	(12,416)
As a % of Revenues	n/a	-7.1%	-5.7%
68.	The decline in EBITDA in 2006 is primarily due to the effect of the FDA reviews. Management has advised that approximately $31.3 million in expenses related to the FDA in 2006 while $5.8 million was incurred in 2005. Further, corporate overheads account for approximately 75% of total overheads. The historical overheads have been adjusted retroactively, for comparative purposes only, to reflect estimated cost savings (approximately 18% of corporate overheads) that could potentially be realized by a Market Participant as we understand that Management has several initiatives in place to stream line operations.

69.	The Late Stage segment did not achieve profitability in 2006 but shows an improvement over 2005. We understand that although MDS is a smaller player in the Late Stage market it has a strong reputation in the European marketplace and that in October 2006 GCD achieved its first month of positive EBITDA after the allocation of overheads.
Review of Projected Cash Flow
70.	Exhibit B Schedules 2, 5, and 6 set out five year forecasts for the Pharma business on a consolidated basis, the Early Stage, and Late Stage segments, respectively. The consolidated forecasts were prepared at the individual LOB level and then consolidated up through the various segments. Management has prepared detailed 2007 forecasts upon which longer-term growth and cost assumptions were based.

71.	In assessing the reasonableness of the consolidated forecasts as well as the LOB forecasts, we had discussions with each leader of the LOB regarding operations, trends, strengths and opportunities, market environment and expectations relating to

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revenues, profit margins, capital expenditures, and capacity. We also conducted a benchmarking analysis on the consolidated Pharma forecasts and each LOB against analyst expectations for Pharma and its LOBs, their competitors, and industry averages.
Revenues
72.	The table below details the forecast revenue for Pharma for fiscal 2007 through 2011 and the break-down between the Early Stage and Late Stage divisions. The five-year CAGR for the Pharma group is 12.7%, which is below the overall industry expectations for the CRO market.

	For the
MDS Pharma Revenues	Year Ended	For the Years Ending
($000s CAD)	Actual	Projected
	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11
Revenues (consolidated)	522,185	579,077	653,762	744,631	840,922	949,914

Growth %	-3.8%	10.9%	12.9%	13.9%	12.9%	13.0%

Early Stage	304,834	336,639	377,644	430,130	482,674	541,804
Growth in %	-9.2%	10.4%	12.2%	13.9%	12.2%	12.3%

Late Stage	217,350	242,438	276,118	314,501	358,247	408,110
Growth in %	4.9%	11.5%	13.9%	13.9%	13.9%	13.9%
73.	Management believes the impact of currency exchange rate movements will not be as significant as in prior years as they expect the U.S. dollar to stabilize if not strengthen as US exports increase and trading partners react to the impact of their respective rising currencies.

74.	Exhibit B Schedules 3 and 4 summarize revenue growth expectations for MDS by analysts and for its competitors, respectively. Overall, the analysts’ growth rates are lower than the forecast for the Division while the competitors are relatively higher than MDS’. We note that part of this growth for Pharma in 2008 and onwards comes from the St. Laurent facility as they commence operations in the BAS as well as the various sales and customer initiatives as detailed in the Report.
Early Stage
75.	As noted earlier, Pharma is considered an industry leader in the Early Stage segment and Management expects overall year-over-year revenue growth in the forecast period

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to be in the 10.4% to 13.9% range, with the utilization of capacity additions accounting for the higher end of the growth forecast.

76.	Early Stage revenue growth is expected to be primarily driven by market (volume) growth. Other revenue growth drivers in the various Early Stage lines of businesses include increases in market share, price increases in 2007, increased market penetration, and utilization of physical expansion.

77.	The Montreal location in BAS continues to generate revenue on a reduced basis as ongoing procedures are being conducted to satisfy the FDA. Management anticipates the FDA issue to be completely resolved by end of fiscal 2007 and operations, which were suspended, to commence in 2008.
Late Stage
78.	Beyond fiscal 2006, Management expects overall year-over-year revenue growth to be in the 11.5% to 13.9% range. The Late Stage forecast revenue growth is slightly higher than in the Early Stage segment due to the expectation that Management intends to capture more market share in Late Stage as opposed to Early Stage.

79.	Late Stage revenue growth is expected to be primarily driven by market (volume) growth and increased pricing. Other revenue growth drivers include net productivity gains for GCD and new services for GCL. We understand that this segment is focusing on obtaining a higher mix of contracts with high profit margins. Further, we understand that the majority of backlog in Pharma arises from the Late Stage segment which supports the 2007 forecast revenues.
Overheads
80.	MDS allocates its corporate overheads to its various divisions including Pharma. The various LOBs within Pharma also incur divisional overheads for its operations. The table below summarizes the projected total overhead costs. The Pharma overheads were allocated to the individual LOB forecasts on a revenue basis.

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December 13, 2006

	For the
	Year Ended	For the Years Ending
MDS Pharma Overheads	Actual	Projected
($000s CAD)	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11
Overheads (consolidated)	(59,530)	(59,648)	(62,929)	(66,390)	(70,042)	(73,894)
Growth %	5.5%	0.2%	5.5%	5.5%	5.5%	5.5%

Corporate Overheads	(42,220)	(36,805)	(38,830)	(40,965)	(43,218)	(45,595)
Growth in %	3.0%	-12.8%	5.5%	5.5%	5.5%	5.5%

BU Support	(17,310)	(22,843)	(24,099)	(25,425)	(26,823)	(28,298)
Growth in %	12.2%	32.0%	5.5%	5.5%	5.5%	5.5%
81.	Management has applied cost savings of approximately $8.8 million or 19% of corporate overheads in 2007 to reflect Market Participant assumptions. Overheads for 2006 have been normalized to reflect this adjustment. MDS has an initiative to give more responsibility to the individual division management groups with the result that corporate costs are forecast to decrease in 2007 while divisional overheads are forecast to increase.
EBITDA
82.	The table below outlines the projected EBITDA for fiscal 2007 through 2011. Projected EBITDA is expected to increase from $44.4 million in 2007 with a margin of 7.7% to $159.9 million in 2011 with a margin of 16.8%.

	For the Year
	Ended	For the Years Ended
MDS Pharma EBITDA	Actual	Projected
($000s CAD)	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11
EBITDA (consolidated)	(12,086)	44,420	76,971	107,424	131,751	159,874
As a % of Revenues	-2.3%	7.7%	11.8%	14.4%	15.7%	16.8%

Early Stage	330	32,699	51,759	70,482	84,620	100,835
As a % of Revenues	0.1%	9.7%	13.7%	16.4%	17.5%	18.6%

Late Stage	(12,416)	11,721	25,212	36,942	47,130	59,039
As a % of Revenues	-5.7%	4.8%	9.1%	11.7%	13.2%	14.5%
83.	Based on discussions with Management, EBITDA margin growth has been forecasted to increase based on price increases, proportion of higher margin contracts, and cost

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and operational efficiencies through LeanSigma, refined supply chain management and the current restructuring initiatives.

84.	We understand that Pharma has divested or shut down non-profitable or non-core operations and Management advises that they will continue with this rationalization strategy in the future.

85.	The forecast EBITDA margins of Pharma are slightly higher than analyst expectations in Exhibit B Schedule 3 but lower then their competitors in Exhibit B Schedule 4. However, we note that the competitors forecast margins are not significantly different than 2006 actual margins generated whereas the Pharma operations results for 2006 and 2007 have been significantly impacted by the FDA review.

86.	Given that some of the competitors are significantly larger than Pharma and have the potential to realize growth in certain markets where scale is required, and that the analysts are not privy to all information provided to us in our analysis, we believe that the forecast revenue growth and EBITDA margins for Pharma are reasonable.
Early Stage
87.	We understand that the cost structure of the Early Stage segment is more variable than Late Stage and has higher margins. In addition to division wide measures, the EBITDA growth in this segment is expected to be achieved through reducing the St. Laurent footprint and capitalizing on improved processes and procedures implemented from the FDA review.
Late Stage
88.	The Late Stage segment has a higher cost structure and is forecast to generate EBITDA margins of approximately 15% by 2011 as the segment realizes its cost savings initiatives, streamlines its operations and implements an appropriate enterprise IT system.
Summary of Industry Conditions
89.	Included in Exhibit F is a detailed discussion of the industry conditions at or around the Valuation Date. Set out below is a brief summary of the general industry conditions.

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90.	Global research and development (“R&D”) relating to pharmaceutical development continues to grow, driven by continued financing of emerging biotech companies and an increasing complexity of drug discovery and development. The industry’s growth rate is currently the fastest in nearly ten years, with growth rates ranging in the low double digits in Early Stage segment and just less than 20% to approximately 25% in the Late Stage, respectively.
Summary of General Economic Conditions
91.	Included in Exhibit G is a detailed review of the global economic conditions at or around the Valuation Date. Set out below is a brief summary of the general economic conditions.

92.	Led by the slowing of the US and the Japanese economy, global economic growth moderated in the second quarter of 2006. The latest indicators suggest that it is likely that economic expansion in most developed OECD countries will ease. For major non-OECD countries, the outlook for China is expected to weaken slightly due in part to further monetary tightening and a decline in exports to the US, while economic growth in India, Russia and Brazil is expected to remain strong.

93.	In addition to the slowing economic growth in the US, the major risks to the global outlook continue to be oil market developments, as well as global economic imbalances, related to concerns over rising protectionist pressures. Overall, the global outlook remains favourable, with the Conference Board expecting the world economy to expand by 3.7% in 2006, easing to 2.8% in 2007.
Valuation Approaches
Valuation Methodology
94.	Historically, valuations have primarily been based on one of two major approaches, one based on earnings/cash flows and the other based on asset values. An earnings/cash flow approach is appropriate in many going concern situations as the worth of a company or a business is generally a function of its ability to earn income or generate cash flow and to provide an appropriate rate of return on investment. Generally accepted valuation methods under this approach include discounted cash flow (“DCF”) analysis, capitalized earnings or capitalized cash flow (or variations thereof such as capitalized Earnings Before Tax (“EBT”), capitalized Earnings Before Interest and Taxes (“EBIT”) or capitalized Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)).

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95.	Underlying asset values may constitute the prime determinant of corporate worth depending on the nature of the operations of a company, such as real estate or investment holding companies. An asset-based approach may also be appropriate to value a company that is not generating an adequate return on its underlying investment and where value may be greater on a break-up basis than as a going concern.

96.	A DCF analysis is generally considered appropriate in circumstances where a company’s cash flows are likely to fluctuate significantly in the period under review or where past performance may not be indicative of future expectations. DCF analysis can be typically utilized when well thought out and detailed projections are available for several years (typically four or five years).

97.	In the capitalized earnings/cash flow approach, fair value is established by capitalizing a Company’s maintainable earnings/cash flows at an appropriate capitalization rate.

98.	Bases, such as EBIT or EBITDA, may be used in the capitalized earnings/cash flow method. These variations on earnings or cash flow can eliminate the subjectivity that necessarily occurs when assessing the financial structure of a business concern as a component of going concern value.
Selected Approach
99.	Based on our understanding of Pharma’s operations, together with our review of the historical results and outlook, we have concluded that Pharma should be valued as a going concern using a discounted cash flow method as the primary valuation method.

100.	The DCF method, is comprised of four steps:
a.	Estimate future cash flows for a certain discrete projection period;

b.	Discount these cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money;

c.	Estimate the residual value of cash flows subsequent to the discrete projection period; and

d.	Combine the present value of the residual cash flows with the discrete projection period cash flows to calculate the total net present value of expected future cash flows, adjusting for any redundant assets or liabilities as appropriate.

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Probability Weighted Values
101.	In determining the value for the Pharma business we have utilitized a probability adjusted discounted cash flow approach to specifically adjust for the risks associated with the uncertainty with respect to the FDA FYR of the BAS facility by probability adjusting operating enterprise values arrived under the following scenarios:
a.	Base Case Scenario – Based on projections as presented in Exhibit B, Schedule 2 and discussed above which represent managements best estimate of future operations; and

b.	FDA Action Scenario – Adjusts the Base Case projections to incorporate further FDA issues arising as presented in Exhibit C, Schedule 2, and discussed below;
Valuation — Base Case Scenario
Discounted Cash Flow
DCF Assumptions
102.	In arriving at the operating cash flows in Exhibit B, Schedule 1, we used the five year projections as discussed above and made the following adjustments and major assumptions:
a.	Deducted depreciation to calculate taxable income. Management has advised that accounting depreciation would equal tax depreciation and this appears reasonable based on our understanding of the business;

b.	We understand that Pharma owns 89% of its operations in China. Management has advised that this business would grow at the same growth rates as GCD and GCL and generate similar margins as in 2006. On this basis, we have adjusted cash flows to exclude the 11% minority interest in this business in the projections ; and

c.	Deducted investment in working capital requirements. Our market research indicated that 10% of revenues reflected a normal level. Although Management has advised that initiatives to further reduce working capital were underway, Management considered these to be aggressive and were not included in the forecast. Management believes the forecast levels of working capital are reasonable.

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Mr. Peter Winkley
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Selection of Appropriate Discount Rate
103.	In selecting the appropriate discount rate to apply to the underlying after tax cash flows, we have considered the following factors among others:
a.	The weighted average cost of capital “WACC” of somewhat comparable companies of 11.0% (See Exhibit H for details);

b.	The risk relating to the realization and timing of additional cost savings by a Market Participant and the expected timing of the recovery of the Pharma business;

c.	The opportunities and challenges as set out earlier in the Report and in Exhibit E as they relate to each of Pharma’s LOBs;

d.	Pharma’s exposure to foreign currency exchange fluctuations;

e.	General economic conditions as set out in Exhibit G and market rates of returns;

f.	Our industry analysis as set out in Exhibit F; and

g.	Rates of return on alternate investments.
104.	Based upon the aforementioned factors, among others, we selected a discount rate of 12% to apply against operating cash flows.
Residual Value
105.	To derive the residual operating value of Pharma, we utilized a Gordon Growth model multiple calculation based on terminal year cash flows. In determining the terminal growth rate assumption we considered the following factors among others:
a.	Our review of longer-term CRO industry growth rates and long term historical growth rates which reflect double digit growth rates, as set out in Exhibit F; and

b.	Review of demographic trends over the next 15 to 20 years suggesting the aging of the population in North America.
106.	Based on the foregoing, as well as some other additional analysis conducted, we have selected a long term growth rate of 6%. The terminal year operating cash flow was then multiplied by a residual multiple to calculate capitalized cash flows representing the terminal period.

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Mr. Peter Winkley
December 13, 2006
Business Enterprise Value
107.	To arrive at Pharma’s operating enterprise value under the Base Case Scenario, we discounted the cash flows at the discount rate mentioned above and added the residual operating value of Pharma which results in an operating value of $810 million.
Valuation — FDA Action Scenario
108.	In assessing the risk of further FDA actions against Pharma, we have reviewed the earnings impact and associated value reduction in the event that the FDA issue is not resolved as is expected in Management’s Base Case scenario. Based on discussions with Management, we understand that Scenario Two, as previously discussed would be the only plausible worst case scenario with respect to business recovery and impact (“FDA Action Scenario”). We note that there are a range of possible assumptions under Scenario Two. For the purposes of our valuation analysis, we have chosen the most conservative.

109.	We understand that the FDA Action Scenario would likely result in impairment in reputation for MDS in general and an initial downward movement in growth of the LOBs. Based our discussions with Management and as set out in Exhibit C, Schedules 3 and 4, under a FDA Action Scenario, revenue in the Early Stage LOBs declines 50% in 2007 and 10% in the Late Stage business. In addition to a decline in revenue, it is assumed that cost of sales will increase from 2% to 10% over a 2 year period in both Early and Late Stage businesses. Further, Management forecast SG&A to increase and incremental costs of $6 million in 2007 for an independent consultant to review the remaining studies.

110.	As noted, in Exhibit C, Schedule 2, Management anticipates a 33% decline in consolidated revenues in 2007, however by 2009, Management expects that they will be able to return to the approximate level of profitability that was anticipated in the 2007 year of the base case scenario. Beyond 2009, Management expects that profitability will continue to increase, reaching an EBITDA margin of 15% in the terminal year, which suggests that Pharma would not fully recover in terms of EBITDA margin.

111.	As the cash flows have been already risk adjusted for the scenario, we apply the same discount rate and terminal growth rate as in our base case model to yield an enterprise value of $232 million.

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Mr. Peter Winkley
December 13, 2006
Operating Enterprise Value
112.	Management has estimated that the likelihood of this FDA Action Scenario is in a range of 5% to 10%. Based on this range, we have applied the 10% probability to the FDA Action Scenario, thereby implying a 90% probability of the Base Case Scenario. The probability adjusted operating enterprise value is $753 million as detailed in Exhibit A Schedule 1.
Supplementary Analysis
Reasonability Measures
113.	We have also considered the reasonableness of the value derived above by comparing the conclusion to various benchmarks. We have assessed the reasonability of the operating enterprise value derived above through the use of the market approach. This was performed by analyzing valuation multiples/ratios of somewhat comparable companies whose shares are publicly traded, as well as of transactions, as presented in Exhibit D. We note that limited information was available on transactions and as a result we have placed limited reliance on the transactions.
Reasonability Assessment
114.	Exhibit A, Schedule 3 compares the averages of the multiples of somewhat comparable companies contained in Exhibit D, Schedule 1 to the average multiples implied by our valuation of Pharma above. As previously noted, the FDA has had a negative impact for Pharma in 2006 and accordingly, 2006 earnings and revenues are not indicative of future levels nor is it possible to normalize the 2006 operating results to reflect the full impact of the FDA issue. Accordingly, we have focussed on 2007 forward multiples in conducting our reasonability assessment.

115.	To test the reasonability of our enterprise value conclusions, we calculated the implied operation enterprise value of Pharma based on the implied average multiples for publicly traded companies for Trailing 12 months (“TTM”) in 2006 and forward multiples in 2007 for competitors.

116.	Based upon our analysis in Exhibit A, Schedule 3, we noted that the market multiples for enterprise values of Pharma were:

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—	Higher than our implied multiples on a revenue multiple basis which is expected given the lower margins generated by Pharma relative to the comparables;

—	Lower than our implied multiples on an EBITDA and EBIT multiple basis. We note that 2007 earnings used in deriving the implied multiples would not fully reflect the additional growth that is expected in later years and is still impacted to some degree by the FDA issue and various management initiatives.
117.	Further, we have analyzed the somewhat comparable public company multiples using regression analysis, which indicated that the implied revenue multiples for Pharma were reasonable taking into consideration the current position/operations of Pharma as well as the future expectations of Management. As Pharma’s 2007 EBITDA margin for 2007 is approximately 8%, our regression analysis indicates that the forward multiple is reasonable when compared with competitors, taking into account future growth. We also note that the implied forward revenue multiple is about a 30% discount to the average forward revenue multiple, which we would consider to be reasonable. Given, the current FDA issues and Division’s current restructuring initiatives, an assessment of the implied earnings multiples were not considered meaningful.
Redundant Assets
Tax Loss Carryforwards
118.	Management has advised that they have approximately $100 million in tax loss carry forwards (“TLCF”) in the United States and an additional $30 million which is subject to various restrictions on use. Due to the numerous restrictions on this latter TLCF, we have excluded this from our analysis. Approximately $36.5 million in TLCF are available in the United Kingdom with no expiry.

119.	In valuing these losses as well as new losses arising in 2007, we have considered the revenue growth and income margins generated by the LOB’s in each country in addition to the various country tax rates and expected tax reductions.

120.	We have also adjusted for investment tax credits that, given the current and future levels of earnings will not be fully utilized, but were included at full value in Management’s cash flows.

(35)

Mr. Peter Winkley
December 13, 2006
121.	At a discount rate of 12%, the fair value of the tax loss carryforwards after deducting the unused portion of ITC’s of Pharma is approximately $39 million as of the Valuation Date.
Estimate of Fair Value of Equity
122.	To arrive at Pharma’s total enterprise value, we added the fair value of identified redundant assets, TLCFs, and deducted debt and inter-company balances net of cash to calculate an overall business enterprise value for Pharma of $847 million.
Equity Fair Value vs. Carrying Value
123.	Based on the restrictions and qualifications, the scope of our review, and the assumptions set out herein, our comprehensive valuation of the fair value of the equity of the Division at the Valuation Date is in the range of $800 million to $900 million with a mid point of $850 million. Please refer to Exhibit A, Schedule 1 and Schedule 2 for the calculation of the difference between fair value and carrying value and sensitivity tables, respectively. We note that debt incurred at the corporate level of MDS Inc. has not been deducted in arriving at the fair value as it would reduce both the Divisions fair value and the net book value of the assets equally and therefore does not impact the outcome of the goodwill impairment test.
General
124.	Should you have any questions with respect to the contents of this Report, please do not hesitate to call us.
Yours truly,
Kristian Knibutat, FCA, CBV.CA / Sean Rowe, CA, CBV / Daksha Patel, CBV, CFA
Valuation & Strategy Advisory
Advisory Services

(36)

MDS Pharma Services	Exhibit A
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 1
Valuation Date: October 31, 2006
Summary of Goodwill Impairment Testing [1]
CAD $(000’s)
PRIMARY APPROACH — DISCOUNTED CASH FLOW ANALYSIS

		Base Case	FDA Scenario
	Ref.	Midpoint	Midpoint	Total
Operating Enterprise Value	Exh B Sch 1/ Exh CSch 1	810,400	231,500

Probability Percentage	See Report	90%	10%

Probability Adjusted Operating Enterprise Value		729,360	23,150	752,510

Redundant Assets	2, Exh B Sch 7			16,710

				769,220

Add: Cash	3, Exh B Sch 7			83,946
Add: Tax Losses	5			38,963
Less: Intercompany	3, Exh B Sch 7			(30,028)
Less: Debt	Exh B Sch 7			(15,067)

Net Adjustments				77,813

Equity Fair Value				847,034

Equity Fair Value — Rounded Range			800,000	850,000	900,000

Net Book Value of Net Assets (including Goodwill)	4			741,395

Excess of Equity Fair Value over Net Book Value				105,638

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Based on discussions with Management, it is assumed that the long term investments are redundant to normal operations and that the net book value approximates the net realizable value of these investments.

3.	Management had advised that some of the intercompany balance should be used to offset accounts receivable with the remainder used to offset cash.

4.	Net Book Value is calculated as follows based on information provided by Management:

Net Equity as at Oct ‘06	740,832
Add: Discontinued Operations net liabilities	563

Adjusted Net Equity	741,395

5.	See report for details on the valuation of Pharma’s tax loss benefits. We have conducted a high level analysis of these benefits under the FDA Action Scenario which resulted in an immaterial difference between the Base Case Scenario value.

MDS Pharma Services	Exhibit A
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 2
Valuation Date: October 31, 2006
Sensitivity Table — Probability Adjusted Enterprise Value
CAD $(000’s)

Base Case probability	90%
FDA Case probability	10%

	Probability Adjusted Enterprise Value
	Terminal Value Growth
Discount Rate
	5.0%	5.5%	6.0%	6.5%	7.0%
11.0%	774,600	849,000	938,350	1,047,510	1,183,920
11.5%	701,350	763,460	836,910	924,940	1,032,680
12.0%	638,750	691,250	752,510	824,920	911,900
12.5%	584,620	629,500	681,340	741,840	813,210
13.0%	537,440	576,220	620,530	671,610	731,260
not captured

	Fair Value > Carrying Value
	Terminal Value Growth [2]
Discount Rate
	5.0%	5.5%	6.0%	6.5%	7.0%
11.0%	127,728	202,128	291,478	400,638	537,048
11.5%	54,478	116,588	190,038	278,068	385,808
12.0%	(8,122)	44,378	105,638	178,048	265,028
12.5%	(62,252)	(17,372)	34,468	94,968	166,338
13.0%	(109,432)	(70,652)	(26,342)	24,738	84,388

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Probability Adjusted Enterprise Value calculated as Base Case probability x Base Case Value + FDA Case probability x FDA Case value

3.	The book value of MDS Inc. is $741 million as of the Valuation Date.

MDS Pharma Services Comprehensive Valuation of MDS Pharma Services	Exhibit A SCHEDULE 3
Valuation Date: October 31, 2006
Summary of Pharma Implied Multiples and Comparables [1]
CAD $ (000’s)

	MDSPS
		Forward
	TTM 2006	2007
Operating Enterprise Value — Mid-point	752,510	752,510
Revenues	522,185	579,077
Implied EV/Revenues Multiple	1.4	1.3
Market comparables	1.8	1.9

EBITDA	neg	44,420	[2]
Enterprise Value/EBITDA Multiple	nmf	16.9
Market comparables	12.9	10.8

EBIT (Normalized)	neg	11,293	[2]
Enterprise Value/EBIT Multiple	nmf	66.6
Market comparables	16.7	13.7

Notes:

1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Given, the current FDA issues and Division’s current restructuring initiatives, an assessment of the implied earnings multiples were not considered meaningful.

MDS Pharma Services	Exhibit B
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 1
Valuation Date: October 31, 2006
Discounted Cash Flow — Pharma Consolidated [1]
CAD $ (000’s)

		Notes	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11	Terminal

Adjusted Revenue			579,077	653,762	744,631	840,922	949,914	1,006,909

Growth %				12.9%	13.9%	12.9%	13.0%	6.0%

EBITDA			44,420	76,971	107,424	131,751	159,874	169,466
As a % of Revenue			7.7%	11.8%	14.4%	15.7%	16.8%	16.8%
Less: Depreciation & Amortization			(33,127)	(34,961)	(37,037)	(39,396)	(42,085)	(44,550)

EBIT			11,293	42,010	70,387	92,355	117,789	124,916
Less: One Time Adjustments		[3]	(44,798)	—	—	—	—	—
Less: Minority Interest		[4]	82	(165)	(189)	(216)	(247)	(262)

Adjusted EBIT			(33,423)	41,845	70,198	92,139	117,542	124,654

Income Taxes	33.5%	[5]		(14,018)	(23,516)	(30,867)	(39,376)	(41,759)

			(33,423)	27,827	46,682	61,272	78,165	82,895
Add: Depreciation & Amortization			33,127	34,961	37,037	39,396	42,085	44,550

Adjusted Operating Cash Flows			(296)	62,788	83,719	100,668	120,250	127,445
As a % of Revenues			-0.1%	9.6%	11.2%	12.0%	12.7%	12.7%

Working Capital requirements			(10,291)	(7,469)	(9,087)	(9,629)	(10,899)	(5,699)
Capex			(38,250)	(61,884)	(48,124)	(47,422)	(41,971)	(44,550)

Available Cash Flow			(48,837)	(6,565)	26,507	43,617	67,379	77,196
ACF Terminal								77,196
Residual Multiple	16.7							16.7

Growth	6.0%							1,286,593

Present Value Factor	12.0%		0.9449	0.8435	0.7530	0.6724	0.6003	0.6003

Present Value of Available Cash Flow			(46,147)	(5,538)	19,961	29,327	40,450	772,373

Indicated Fair Value of Operations (Rounded)			810,400

Notes:

1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Slight differences in amounts may exist due to rounding.

3.	2007 includes certain one time expenses/amounts that are not expected to recur.

4.	EBIT generated by the minority interest holding in a Chinese legal entity are deducted from EBIT of MDS Pharma. EBIT of the minority interest are generated in the Late Stage LOBs.

5.	As we have captured a portion of the associated tax loss benefit from the one time adjustment in our valuation of the tax loss carry forwards, we have excluded the tax benefit in 2007.

MDS Pharma Services	Exhibit B
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 2
Valuation Date: October 31, 2006
Summary of Historical and Projected Operating Results — Pharma Consolidated [1]
CAD $ (000’s)

		For the Years Ended			For the Years Ending
	Notes	31-Oct-04	31-Oct-05	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11

Adjusted Revenues		514,999	542,925	522,185	579,077	653,762	744,631	840,922	949,914
Growth %		n/a	5.4%	-3.8%	10.9%	12.9%	13.9%	12.9%	13.0%

Cost of Revenues		n/a	(408,761)	(408,367)	(392,963)	(431,001)	(482,235)	(544,329)	(614,579)

Growth %		n/a	n/a	-0.1%	-3.8%	9.7%	11.9%	12.9%	12.9%
As a % of revenue		n/a	75.3%	78.2%	67.9%	65.9%	64.8%	64.7%	64.7%

Gross Margin		n/a	134,164	113,818	186,114	222,762	262,396	296,593	335,335
Growth %		n/a	n/a	-15.2%	63.5%	19.7%	17.8%	13.0%	13.1%
As a % of revenue		n/a	24.7%	21.8%	32.1%	34.1%	35.2%	35.3%	35.3%

SG&A		n/a	(59,846)	(66,374)	(82,046)	(82,862)	(88,582)	(94,800)	(101,567)
Growth %		n/a	n/a	10.9%	23.6%	1.0%	6.9%	7.0%	7.1%
As a % of revenue		n/a	11.0%	12.7%	14.2%	12.7%	11.9%	11.3%	10.7%

Consol overhead		n/a	(40,974)	(42,220)	(36,805)	(38,830)	(40,965)	(43,218)	(45,595)
Consol BU support		n/a	(15,429)	(17,310)	(22,843)	(24,099)	(25,425)	(26,823)	(28,298)

Total Overhead	[3]	n/a	(56,403)	(59,530)	(59,648)	(62,929)	(66,390)	(70,042)	(73,894)

Growth %		n/a	n/a	5.5%	0.2%	5.5%	5.5%	5.5%	5.5%
As a % of revenue		n/a	10.4%	11.4%	10.3%	9.6%	8.9%	8.3%	7.8%

EBITDA		n/a	17,915	(12,086)	44,420	76,971	107,424	131,751	159,874
Growth %		n/a	n/a	nmf	nmf	73.3%	39.6%	22.6%	21.3%
As a % of revenue		n/a	3.3%	-2.3%	7.7%	11.8%	14.4%	15.7%	16.8%

Depreciation & Amortization		n/a	(24,066)	(24,402)	(33,127)	(34,961)	(37,037)	(39,396)	(42,085)
Growth %		n/a	n/a	1.4%	35.8%	5.5%	5.9%	6.4%	6.8%
As a % of revenue		n/a	4.4%	4.7%	5.7%	5.3%	5.0%	4.7%	4.4%

EBIT			(6,151)	(36,488)	11,293	42,010	70,387	92,355	117,789

Growth %		n/a	nmf	493.2%	nmf	272.0%	67.5%	31.2%	27.5%
As a % of revenue		n/a	-1.1%	-7.0%	2.0%	6.4%	9.5%	11.0%	12.4%

Pharma Consolidated Net Non-Cash Working Capital		80,500	69,896	47,616	57,908	65,376	74,463	84,092	94,991
As a % of revenue		nmf	nmf	9.1%	10.0%	10.0%	10.0%	10.0%	10.0%

Pharma Consolidated Capital Expenditures		(36,792)	(35,000)	n/a	(38,250)	(61,884)	(48,124)	(47,422)	(41,971)
Growth %		n/a	n/a	n/a	n/a	61.8%	-22.2%	-1.5%	-11.5%

Notes:

1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Slight differences in amounts may exist due to rounding.

3.	Historical and 2007 corporate overheads were adjusted to reflect Market Participant levels and are allocated to the LOBs based on percentage of revenues. Historical overheads have not been adjusted for discontinued operations.

MDS Pharma Services	Exhibit B
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 3
Valuation Date: October 31, 2006
Benchmarking Analysis — Pharma Consolidated
CAD $ (000’s)
Benchmarking Analysis — Pharma Consolidated

	Actual	Forecast
MDS Analyst’s Expectations — Revenue growth	2006	2007	2008	2009	2010

Merill Lynch	-2.0%	8.1%	7.5%	n/a	n/a
TD Newcrest	-5.0%	13.3%	n/a	n/a	n/a
Raymond James	-5.7%	11.3%	8.6%	7.9%	8.1%
CIBC World Markets	n/a	8.0%	9.9%	n/a	n/a
Jeffries & Company	n/a	n/a	11.0%	n/a	n/a
Parthenon	11.0%	11.0%	11.0%	11.0%	11.0%

Average	-4.2%	10.2%	9.3%	7.9%	8.1%

Industry Growth
Frost & Sullivan	15.5%	14.5%	15.9%	14.0%	15.4%

Revenue Growth (MDS Pharma)	-3.8%	10.9%	12.9%	13.9%	12.9%

	Actual	Forecast
MDS Analyst’s Expectations – Revenue growth	2006	2007	2008	2009	2010

TD Newcrest	-2.7%	7.6%	n/a	n/a	n/a
Raymond James	-3.4%	3.0%	n/a	n/a	n/a
Jeffries & Company	n/a	n/a	9.0%	n/a	n/a

Average	-3.1%	5.3%	9.0%	n/a	n/a
EBITDA Margin (MDS Pharma)	-2.3%	7.7%	11.8%	14.4%	15.7%

Notes:

1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

MDS Pharma Services Comprehensive Valuation of MDS Pharma Services	Exhibit B SCHEDULE 4
Valuation Date: October 31, 2006
Benchmarking Analysis — Pharma Consolidated
CAD $ (000’s)
Benchmarking Analysis — Pharma Consolidated

	Actual	Forecast
	Fiscal
Competitors’ Information — Revenue growth	2006	2007	2008	2009

Charles River Laboratories
Robert W Baird & Co.	7.4%	9.6%	9.4%	n/a
Covance Inc.
Robert W Baird & Co.	14.6%	15.6%	15.1%	n/a
Jeffries & Company	13.5%	14.2%	n/a	n/a

Average	14.1%	14.9%	15.1%	n/a
ICON Plc.
Robert W Baird & Co.	30.3%	21.1%	20.0%	n/a
William Blair & Co.	30.6%	20.8%	n/a	n/a
Jeffries & Company	31.0%	20.0%	n/a	n/a

Average	30.6%	20.6%	20.0%	n/a
Kendle International
Robert W Baird & Co.	42.1%	41.8%	15.0%	n/a
Stanford Group	44.4%	41.9%	n/a	n/a

Average	43.3%	41.9%	15.0%	n/a
Parexel International
Robert W Baird & Co.	12.9%	15.0%	16.6%	14.4%
Jeffries & Company	12.9%	17.6%	15.4%	n/a
William Blair & Co.	12.9%	15.8%	14.6%	n/a

Average	12.9%	16.1%	15.5%	14.4%
Pharmaceutical Product Development Inc.
Robert W Baird & Co.	20.5%	20.8%	19.9%	n/a
Jeffries & Company	20.4%	21.1%	n/a	n/a
FBR	19.4%	17.6%	n/a	n/a

Average	20.1%	19.8%	19.9%	n/a
Competitors’ Average	18.4%	17.3%	15.4%	14.4%

Revenue Growth (MDS Pharma)	-3.8%	10.9%	12.9%	13.9%

MDS Pharma Services	Exhibit B
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 4
Valuation Date: October 31, 2006	Page 2 of 2
Benchmarking Analysis – Pharma Consolidated
CAD $ (000’s)

	Actual	Forecast
	Fiscal
Competitors’ Information — EBITDA Margin	2006	2007	2008	2009

Charles River Laboratories
Robert W Baird & Co.	26.4%	26.6%	27.0%	n/a
Covance Inc.
Robert W Baird & Co.	18.4%	18.9%	19.7%	n/a
Jeffries & Company	18.6%	19.7%	n/a	n/a

Average	18.5%	19.3%	19.7%	n/a
ICON Plc.
Robert W Baird & Co.	13.8%	15.1%	15.6%	n/a
William Blair & Co.	13.8%	15.0%	n/a	n/a
Jeffries & Company	13.8%	14.6%	n/a	n/a

Average	13.8%	14.9%	15.6%	n/a
Kendle International
Robert W Baird & Co.	15.0%	15.9%	16.5%	n/a
Parexel International
Robert W Baird & Co.	10.8%	12.0%	13.1%	13.8%
Jeffries & Company	10.8%	11.4%	12.8%	n/a
William Blair & Co.	10.8%	11.9%	12.3%	n/a

Average	10.8%	11.8%	12.7%	13.8%

Competitors’ Average	16.9%	17.7%	18.3%	13.8%

EBITDA Margin (MDS Pharma)	-2.3%	7.7%	11.8%	14.4%

Notes:

1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

MDS Pharma Services	Exhibit B
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 5
Valuation Date: October 31, 2006
Summary of Historical and Projected Operating Results — Early Stage [1]
CAD $(000’s)

		For the Years Ended			For the Years Ending
	Notes	31-Oct-04	31-Oct-05	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11
Adjusted Revenues		342,282	335,781	304,834	336,639	377,644	430,130	482,674	541,804
Growth %		n/a	-1.9%	-9.2%	10.4%	12.2%	13.9%	12.2%	12.3%

Cost of Revenues		n/a	(243,572)	(235,051)	(228,940)	(251,524)	(281,239)	(315,343)	(353,686)

Growth %		n/a	n/a	-3.5%	-2.6%	9.9%	11.8%	12.1%	12.2%
As a % of revenue		n/a	72.5%	77.1%	68.0%	66.6%	65.4%	65.3%	65.3%

Gross Margin		n/a	92,209	69,784	107,699	126,120	148,891	167,331	188,118
Growth %		n/a	n/a	-24.3%	54.3%	17.1%	18.1%	12.4%	12.4%
As a % of revenue		n/a	27.5%	22.9%	32.0%	33.4%	34.6%	34.7%	34.7%

SG&A		n/a	(24,727)	(34,702)	(40,323)	(37,777)	(39,813)	(41,991)	(44,324)
Growth %		n/a	n/a	40.3%	16.2%	-6.3%	5.4%	5.5%	5.6%
As a % of revenue		n/a	7.4%	11.4%	12.0%	10.0%	9.3%	8.7%	8.2%

ES overhead		n/a	(25,341)	(24,647)	(21,397)	(22,574)	(23,816)	(25,126)	(26,507)
ES BU support		n/a	(9,542)	(10,105)	(13,280)	(14,010)	(14,781)	(15,594)	(16,452)

Total Overhead	[3]	n/a	(34,883)	(34,752)	(34,677)	(36,585)	(38,597)	(40,720)	(42,959)

Growth %		n/a	n/a	-0.4%	-0.2%	5.5%	5.5%	5.5%	5.5%
As a % of revenue		n/a	10.4%	11.4%	10.3%	9.7%	9.0%	8.4%	7.9%

EBITDA		n/a	32,598	330	32,699	51,759	70,482	84,620	100,835
Growth %		n/a	n/a	-99.0%	nmf	58.3%	36.2%	20.1%	19.2%
As a % of revenue		n/a	9.7%	0.1%	9.7%	13.7%	16.4%	17.5%	18.6%

Depreciation & Amortization		n/a	(19,973)	(20,212)	(23,076)	(24,808)	(26,778)	(29,025)	(31,596)
Growth %		n/a	n/a	1.2%	14.2%	7.5%	7.9%	8.4%	8.9%
As a % of revenue		n/a	5.9%	6.6%	6.9%	6.6%	6.2%	6.0%	5.8%

EBIT			12,625	(19,882)	9,623	26,951	43,704	55,596	69,238

Growth %		n/a	-76.6%	-257.5%	-148.4%	180.1%	62.2%	27.2%	24.5%
As a % of revenue		n/a	3.8%	-6.5%	2.9%	7.1%	10.2%	11.5%	12.8%

Early Stage Net Non-cash Working Capital		n/a	n/a	n/a	33,664	37,764	43,013	48,267	54,180
As a % of revenue		n/a	n/a	n/a	10.0%	10.0%	10.0%	10.0%	10.0%

Early Stage Capital Expenditures		n/a	n/a	n/a	(30,078)	(50,829)	(37,612)	(38,552)	(32,880)
Growth %		n/a	n/a	n/a	n/a	69.0%	-26.0%	2.5%	-14.7%

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Slight differences in amounts may exist due to rounding.

3.	Historical and 2007 corporate overheads were adjusted to reflect Market Participant levels and are allocated to the LOBs based on percentage of revenues. Historical overheads have not been adjusted for discontinued operations.

MDS Pharma Services	Exhibit B
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 6
Valuation Date: October 31, 2006
Summary of Historical and Projected Operating Results — Late Stage [1]
CAD $(000’s)

		For the Years Ended			For the Years Ending
	Notes	31-Oct-04	31-Oct-05	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11
Adjusted Revenues		172,717	207,144	217,350	242,438	276,118	314,501	358,247	408,110
Growth %		n/a	19.9%	4.9%	11.5%	13.9%	13.9%	13.9%	13.9%

Cost of Revenues		n/a	(165,189)	(173,316)	(164,023)	(179,477)	(200,997)	(228,986)	(260,893)

Growth %		n/a	n/a	4.9%	-5.4%	9.4%	12.0%	13.9%	13.9%
As a % of revenue		n/a	79.7%	79.7%	67.7%	65.0%	63.9%	63.9%	63.9%

Gross Margin		n/a	41,955	44,034	78,415	96,641	113,505	129,261	147,217
Growth %		n/a	n/a	5.0%	78.1%	23.2%	17.4%	13.9%	13.9%
As a % of revenue		n/a	20.3%	20.3%	32.3%	35.0%	36.1%	36.1%	36.1%

SG&A		n/a	(35,118)	(31,672)	(41,723)	(45,085)	(48,769)	(52,809)	(57,243)
Growth %		n/a	n/a	-9.8%	31.7%	8.1%	8.2%	8.3%	8.4%
As a % of revenue		n/a	17.0%	14.6%	17.2%	16.3%	15.5%	14.7%	14.0%

LS overhead		n/a	(15,633)	(17,573)	(15,408)	(16,256)	(17,150)	(18,093)	(19,088)
LS BU support		n/a	(5,887)	(7,205)	(9,563)	(10,089)	(10,644)	(11,229)	(11,847)

Total Overhead	[3]	n/a	(21,520)	(24,778)	(24,971)	(26,345)	(27,794)	(29,322)	(30,935)

Growth %		n/a	n/a	15.1%	0.8%	5.5%	5.5%	5.5%	5.5%
As a % of revenue		n/a	10.4%	11.4%	10.3%	9.5%	8.8%	8.2%	7.6%

EBITDA		n/a	(14,683)	(12,416)	11,721	25,212	36,942	47,130	59,039
Growth %		n/a	n/a	-15.4%	-194.4%	115.1%	46.5%	27.6%	25.3%
As a % of revenue		n/a	-7.1%	-5.7%	4.8%	9.1%	11.7%	13.2%	14.5%

Depreciation & Amortization		n/a	(4,093)	(4,190)	(10,051)	(10,153)	(10,259)	(10,371)	(10,488)
Growth %		n/a	n/a	2.4%	139.9%	1.0%	1.0%	1.1%	1.1%
As a % of revenue		n/a	2.0%	1.9%	4.1%	3.7%	3.3%	2.9%	2.6%

EBIT			(18,776)	(16,606)	1,670	15,059	26,683	36,759	48,551

Growth %		n/a	13.3%	-11.6%	-110.1%	802.0%	77.2%	37.8%	32.1%
As a % of revenue		n/a	-9.1%	-7.6%	0.7%	5.5%	8.5%	10.3%	11.9%

Late Stage Net Non-cash Working Capital		n/a	n/a	n/a	24,244	27,612	31,450	35,825	40,811
As a % of revenue		n/a	n/a	n/a	10.0%	10.0%	10.0%	10.0%	10.0%

Late Stage Capital Expenditures		n/a	n/a	n/a	(8,172)	(11,055)	(10,512)	(8,870)	(9,091)
Growth %		n/a	n/a	n/a	n/a	35.3%	-4.9%	-15.6%	2.5%

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Slight differences in amounts may exist due to rounding.

3.	Historical and 2007 corporate overheads were adjusted to reflect Market Participant levels and are allocated to the LOBs based on percentage of revenues. Historical overheads have not been adjusted for discontinued operations.

MDS Pharma Services	Exhibit B
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 7
Valuation Date: October 31, 2006
Summary of Financial Position [1]
CAD $(000’s)

		Actual
		October 31,	Adjustments	Tangible Asset
	Notes	2006	[3]	Backing
		(Unaudited)
ASSETS
Cash and cash equivalents	5	83,946	—	83,946
Working capital [net, Schedule 1]		47,616	—	47,616
Capital assets, net		173,529	—	173,529
Goodwill, net		446,694	(446,694)	—
Other [net, Schedule 2]		4,114	(16,710)	(12,596)

		755,899	(463,404)	292,495

LIABILITIES

Long-term debt		15,067	—	15,067
Equity		740,832

		755,899

				277,428

TANGIBLE ASSET BACKING	4			277,428

Schedule 1 - Working Capital (excluding current LTD)
Accounts receivables		204,784	—	204,784
Unbilled revenue		233,677	—	233,677
Inventories		5,557	—	5,557
Intercompany (offset AR per Management)	5	(55,300)	—	(55,300)
Prepaid expenses		12,785	—	12,785
Accounts payable and accrued liabilities		(165,880)	—	(165,880)
Deferred income — current		(187,082)	—	(187,082)
Income taxes payable		(924)	—	(924)

		47,616	—	47,616

Schedule 2 - Other Net Assets
Income taxes recoverable	6	20,762	—	20,762
Future tax assets	6	391	—	391
Intercompany	5	(30,028)	—	(30,028)
Future tax assets	6	1,778	—	1,778
Long-term investments	7	16,710	(16,710)	—
Deferred development, net	10	4,042	—	4,042
Future tax liability -current	6	(593)	—	(593)
Deferred income		(1,238)	—	(1,238)
Other long-term obligations	8	(5,224)	—	(5,224)
Minority Interest	9	(106)	—	(106)
Future tax liabilities	6	(2,381)	—	(2,381)

		4,114	(16,710)	(12,596)

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Slight differences in amounts may exist due to rounding.

3.	See section “Tangible Asset Backing” of our Report for discussion as to the nature of the adjustment.

4.	We have not adjusted the tangible asset backing to reflect $215 million of debt at corporate.

5.	Management had advised that some of the intercompany balance should be used to offset accounts receivable with the remainder used to offset cash.

6.	Management has advised that the tax assets and liabilities are either recoverable or payable in the future or are expected to reverse out in the future.

7.	Long-term investments consists of equity and debt investment primarily in Iconix.

8.	Consists primarily of pensions, tenant inducements, and an obligation to repay Phillip Morris for capital addition made to the Pharma facilities.

9.	Consists of 11% minority interest of operations in China.

10.	Amounts relates to start-up costs for sites in the U.K. and U.S.

MDS Pharma Services	Exhibit C
Comprehensive Valuation of MDS Pharma Services	Schedule 1
Valuation Date: October 31, 2006
Discounted Cash Flow — Pharma FDA Action Scenario Consolidated [1]
CAD $(000’s)

		Notes	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11	Terminal
Adjusted Revenue			348,032	443,803	542,297	612,592	692,173	733,703

Growth %				27.5%	22.2%	13.0%	13.0%	6.0%

EBITDA			(59,229)	4,479	48,060	71,404	98,021	111,033
As a % of Revenue			-17.0%	1.0%	8.9%	11.7%	14.2%	15.1%
Less: Depreciation & Amortization			(33,127)	(34,961)	(37,037)	(39,396)	(42,085)	(44,550)

EBIT			(92,356)	(30,481)	11,023	32,009	55,936	66,483
Less: One time adjustments		[3]	(44,798)	—	—	—	—	—
Less: Minority Interest		[4]	82	(158)	(181)	(208)	(238)	(252)

Adjusted EBIT			(137,071)	(30,640)	10,842	31,801	55,698	66,231

Income Taxes	33.5%	[5]	—	—	(3,632)	(10,653)	(18,659)	(22,187)

			(137,071)	(30,640)	7,210	21,148	37,039	44,044

Add: Depreciation & Amortization			33,127	34,961	37,037	39,396	42,085	44,550

Adjusted Operating Cash Flows			(103,944)	4,321	44,247	60,543	79,124	88,593
As a % of Revenues			-29.9%	1.0%	8.2%	9.9%	11.4%	12.1%

Working Capital requirements			12,813	(9,577)	(9,849)	(7,029)	(7,958)	(4,153)
CAPEX			(38,250)	(61,884)	(48,124)	(47,422)	(41,971)	(44,550)

Available Cash Flow			(129,381)	(67,141)	(13,727)	6,092	29,195	39,891
ACF Terminal								39,891
Residual Multiple	16.7							16.7
Growth	6.0%							664,843

Present Value Factor	12.0%		0.9449	0.8435	0.7530	0.6724	0.6003	0.6003

Present Value of Available Cash Flow			(122,253)	(56,636)	(10,337)	4,096	17,526	399,121

Indicated Fair Value of Operations (Rounded)			231,500

Notes:
1. This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13,2006.
2. Slight differences in amounts may exist due to rounding.
3. 2007 includes certain one time expenses/amounts that are not expected to recur.
4. EBIT generated by the minority interest holding in a Chinese legal entity are deducted from EBIT of MDS Pharma. EBIT of the minority interest are generated in the Late Stage LOBs.
5. As we have captured a portion of the associated tax loss benefit from the one time adjustments and all future tax losses in our valuation of the tax loss carry forwards , we have excluded the tax benefit in 2007 and 2008.

MDS Pharma Services	Exhibit C
Comprehensive Valuation of MDS Pharma Services	Schedule 2
Valuation Date: October 31, 2006
Summary of Historical and Projected Operating Results — Pharma FDA Action Scenario Consolidated [1]
CAD $(000’s)

		For the Years Ended			For the Years Ending
	Notes	31-Oct-04	31-Oct-05	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11
Adjusted Revenues		514,999	542,925	522,185	348,032	443,803	542,297	612,592	692,173
Growth %		n/a	5.4%	-3.8%	-33.4%	27.5%	22.2%	13.0%	13.0%

Cost of Revenues		n/a	(408,761)	(408,367)	(250,692)	(299,445)	(351,491)	(396,895)	(448,277)

Growth %		n/a	n/a	-0.1%	-38.6%	19.4%	17.4%	12.9%	12.9%
As a % of revenue		n/a	75.3%	78.2%	72.0%	67.5%	64.8%	64.8%	64.8%

Gross Margin		n/a	134,164	113,818	97,341	144,358	190,806	215,697	243,896
Growth %		n/a	n/a	-15.2%	-14.5%	48.3%	32.2%	13.0%	13.1%
As a % of revenue		n/a	24.7%	21.8%	28.0%	32.5%	35.2%	35.2%	35.2%

SG&A		n/a	(59,846)	(66,374)	(90,921)	(79,634)	(80,995)	(80,995)	(80,995)
Growth %		n/a	n/a	10.9%	37.0%	-12.4%	1.7%	0.0%	0.0%
As a % of revenue		n/a	11.0%	12.7%	26.1%	17.9%	14.9%	13.2%	11.7%

Consol overhead		n/a	(40,974)	(42,220)	(36,805)	(37,173)	(38,103)	(39,057)	(40,033)
Consol BU support		n/a	(15,429)	(17,310)	(22,843)	(23,071)	(23,648)	(24,240)	(24,846)

Total Overhead	[3]	n/a	(56,403)	(59,530)	(59,648)	(60,245)	(61,751)	(63,298)	(64,880)

Growth %		n/a	n/a	5.5%	0.2%	1.0%	2.5%	2.5%	2.5%
As a % of revenue		n/a	10.4%	11.4%	17.1%	13.6%	11.4%	10.3%	9.4%

Additional FDA Costs (FDA Scenario)	[4]				(6,000)	—	—	—	—

EBITDA		n/a	17,915	(12,086)	(59,229)	4,479	48,060	71,404	98,021
Growth %		n/a	n/a	nmf	nmf	-107.6%	972.9%	48.6%	37.3%
As a % of revenue		n/a	3.3%	-2.3%	-17.0%	1.0%	8.9%	11.7%	14.2%

Depreciation & Amortization		n/a	(24,066)	(24,402)	(33,127)	(34,961)	(37,037)	(39,396)	(42,085)
Growth %		n/a	n/a	1.4%	35.8%	5.5%	5.9%	6.4%	6.8%
As a % of revenue		n/a	4.4%	4.7%	9.5%	7.9%	6.8%	6.4%	6.1%

EBIT			(6,151)	(36,488)	(86,356)	(30,481)	11,023	32,009	55,936

Growth %		n/a	nmf	493.2%	nmf	-64.7%	-136.2%	190.4%	74.8%
As a % of revenue		n/a	-1.1%	-7.0%	-24.8%	-6.9%	2.0%	5.2%	8.1%

Pharma Consolidated Net Non-Cash Working Capital		80,500	69,896	47,616	34,803	44,380	54,230	61,259	69,217
As a % of revenue		15.6%	12.9%	9.1%	10.0%	10.0%	10.0%	10.0%	10.0%

Pharma Consolidated Capital Expenditures		(36,792)	(35,000)	n/a	(38,250)	(61,884)	(48,124)	(47,422)	(41,971)
Growth %		n/a	-4.9%	n/a	n/a	61.8%	-22.2%	-1.5%	-11.5%

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13,2006.

2.	Slight differences in amounts may exist due to rounding.

3.	Historical and 2007 corporate overheads were adjusted to reflect Market Participant levels and are allocated to the LOBs based on percentage of revenues. Historical overheads have not been adjusted for discontinued operations.

4.	Estimated additional costs to have remaining studies reviewed by independent auditor.

MDS Pharma Services	Exhibit C
Comprehensive Valuation of MDS Pharma Services	Schedule 3
Valuation Date: October 31, 2006
Summary of Historical and Projected Operating Results — Early Stage FDA Action Scenario [1]
CAD $(000’s)

		For the Years Ended			For the Years Ending
	Notes	31-Oct-04	31-Oct-05	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11
Adjusted Revenues		342,282	335,781	304,834	152,417	228,626	297,213	333,423	374,154
Growth %		n/a	-1.9%	-9.2%	-50.0%	50.0%	30.0%	12.2%	12.2%

Cost of Revenues		n/a	(243,572)	(235,051)	(114,442)	(159,580)	(194,864)	(218,461)	(244,983)

Growth %		n/a	n/a	-3.5%	-51.3%	39.4%	22.1%	12.1%	12.1%
As a % of revenue		n/a	72.5%	77.1%	75.1%	69.8%	65.6%	65.5%	65.5%

Gross Margin		n/a	92,209	69,784	37,975	69,046	102,350	114,962	129,171
Growth %		n/a	n/a	-24.3%	-45.6%	81.8%	48.2%	12.3%	12.4%
As a % of revenue		n/a	27.5%	22.9%	24.9%	30.2%	34.4%	34.5%	34.5%

SG&A		n/a	(24,727)	(34,702)	(49,198)	(39,997)	(40,566)	(40,566)	(40,566)
Growth %		n/a	n/a	40.3%	41.8%	-18.7%	1.4%	0.0%	0.0%
As a % of revenue		n/a	7.4%	11.4%	32.3%	17.5%	13.6%	12.2%	10.8%

ES overhead		n/a	(25,341)	(24,647)	(21,397)	(21,611)	(22,152)	(22,707)	(23,275)
ES BU support		n/a	(9,542)	(10,105)	(13,280)	(13,413)	(13,748)	(14,093)	(14,445)

Total Overhead	[3]	n/a	(34,883)	(34,752)	(34,677)	(35,024)	(35,900)	(36,800)	(37,720)

Growth %		n/a	n/a	-0.4%	-0.2%	1.0%	2.5%	2.5%	2.5%
As a % of revenue		n/a	10.4%	11.4%	22.8%	15.3%	12.1%	11.0%	10.1%

EBITDA		n/a	32,598	330	(45,901)	(5,975)	25,884	37,596	50,885
Growth %		n/a	n/a	-99.0%	-14004.1%	-87.0%	-533.2%	45.3%	35.3%
As a % of revenue		n/a	9.7%	0.1%	-30.1%	-2.6%	8.7%	11.3%	13.6%

Depreciation & Amortization		n/a	(19,973)	(20,212)	(23,076)	(24,808)	(26,778)	(29,025)	(31,596)
Growth %		n/a	n/a	1.2%	14.2%	7.5%	7.9%	8.4%	8.9%
As a % of revenue		n/a	5.9%	6.6%	15.1%	10.9%	9.0%	8.7%	8.4%

EBIT			12,625	(19,882)	(68,976)	(30,783)	(894)	8,572	19,288

Growth %		n/a	-76.6%	-257.5%	246.9%	-55.4%	-97.1%	-1059.0%	125.0%
As a % of revenue		n/a	3.8%	-6.5%	-45.3%	-13.5%	-0.3%	2.6%	5.2%

Early Stage Net Non-cash Working Capital		n/a	n/a	n/a	15,242	22,863	29,721	33,342	37,415
As a % of revenue		n/a	n/a	n/a	10.0%	10.0%	10.0%	10.0%	10.0%

Early Stage Capital Expenditures		n/a	n/a	n/a	(30,078)	(50,829)	(37,612)	(38,552)	(32,880)
Growth %		n/a	n/a	n/a	n/a	69.0%	-26.0%	2.5%	-14.7%

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13,2006.

2.	Slight differences in amounts may exist due to rounding.

3.	Historical and 2007 corporate overheads were adjusted to reflect Market Participant levels and are allocated to the LOBs based on percentage of revenues. Historical overheads have not been adjusted for discontinued operations.

MDS Pharma Services	Exhibit C
Comprehensive Valuation of MDS Pharma Services	Schedule 4
Valuation Date: October 31, 2006
Summary of Historical and Projected Operating Results — Late Stage Action Scenario [1]
CAD $(000’s)

		For the Years Ended			For the Years Ending
	Notes	31-Oct-04	31-Oct-05	31-Oct-06	31-Oct-07	31-Oct-08	31-Oct-09	31-Oct-10	31-Oct-11

Adjusted Revenues		172,717	207,144	217,350	195,615	215,177	245,084	279,169	318,019
Growth %		n/a	19.9%	4.9%	-10.0%	10.0%	13.9%	13.9%	13.9%

Cost of Revenues		n/a	(165,189)	(173,316)	(136,250)	(139,865)	(156,627)	(178,434)	(203,293)

Growth %		n/a	n/a	4.9%	-21.4%	2.7%	12.0%	13.9%	13.9%
As a % of revenue		n/a	79.7%	79.7%	69.7%	65.0%	63.9%	63.9%	63.9%

Gross Margin		n/a	41,955	44,034	59,366	75,312	88,457	100,735	114,725
Growth %		n/a	n/a	5.0%	34.8%	26.9%	17.5%	13.9%	13.9%
As a % of revenue		n/a	20.3%	20.3%	30.3%	35.0%	36.1%	36.1%	36.1%

SG&A		n/a	(35,118)	(31,672)	(41,723)	(39,637)	(40,429)	(40,429)	(40,429)
Growth %		n/a	n/a	-9.8%	31.7%	-5.0%	2.0%	0.0%	0.0%
As a % of revenue		n/a	17.0%	14.6%	21.3%	18.4%	16.5%	14.5%	12.7%

LS overhead		n/a	(15,633)	(17,573)	(15,408)	(15,562)	(15,951)	(16,350)	(16,759)
LS BU support		n/a	(5,887)	(7,205)	(9,563)	(9,659)	(9,900)	(10,148)	(10,401)

Total Overhead	[3]	n/a	(21,520)	(24,778)	(24,971)	(25,221)	(25,851)	(26,498)	(27,160)

Growth %		n/a	n/a	15.1%	0.8%	1.0%	2.5%	2.5%	2.5%
As a % of revenue		n/a	10.4%	11.4%	12.8%	11.7%	10.5%	9.5%	8.5%

EBITDA		n/a	(14,683)	(12,416)	(7,328)	10,455	22,176	33,808	47,136
Growth %		n/a	n/a	-15.4%	-41.0%	-242.7%	112.1%	52.5%	39.4%
As a % of revenue		n/a	-7.1%	-5.7%	-3.7%	4.9%	9.0%	12.1%	14.8%

Depreciation & Amortization		n/a	(4,093)	(4,190)	(10,051)	(10,153)	(10,259)	(10,371)	(10,488)
Growth %		n/a	n/a	2.4%	139.9%	1.0%	1.0%	1.1%	1.1%
As a % of revenue		n/a	2.0%	1.9%	5.1%	4.7%	4.2%	3.7%	3.3%

EBIT			(18,776)	(16,606)	(17,379)	302	11,917	23,437	36,648

Growth %		n/a	13.3%	-11.6%	4.7%	-101.7%	3847.3%	96.7%	56.4%
As a % of revenue		n/a	-9.1%	-7.6%	-8.9%	0.1%	4.9%	8.4%	11.5%

Late Stage Net Non-cash Working Capital		n/a	n/a	n/a	19,562	21,518	24,508	27,917	31,802
As a % of revenue		n/a	n/a	n/a	10.0%	10.0%	10.0%	10.0%	10.0%

Late Stage Capital Expenditures		n/a	n/a	n/a	(8,172)	(11,055)	(10,512)	(8,870)	(9,091)
Growth %		n/a	n/a	n/a	n/a	35.3%	-4.9%	-15.6%	2.5%

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13,2006.

2.	Slight differences in amounts may exist due to rounding.

3.	Historical and 2007 corporate overheads were adjusted to reflect Market Participant levels and are allocated to the LOBs based on percentage of revenues. Historical overheads have not been adjusted for discontinued operations.

MDS Pharma Services	Exhibit C
Comprehensive Valuation of MDS Pharma Services	Schedule 5
Valuation Date: October 31, 2006
FDA Action Scenario
CAD $(000’s)
FDA Scenario
Assumptions [2]

Revenue Growth	2007	2008	2009	2010	2010

Preclinical	-50.0%	50.0%	30.0%	x	x
ECR	-50.0%	50.0%	30.0%	x	x
BAS	-50.0%	50.0%	30.0%	x	x
Late Stage	-10.0%	10.0%	x	x	x

Impact on Costs of Revenues in	2007	2008	2009	2010	2010

Preclinical	2.0%	0.0%	0.0%	0.0%	0.0%
ECR	10.0%	5.0%	0.0%	0.0%	0.0%
BAS	10.0%	5.0%	0.0%	0.0%	0.0%
Late Stage	2.0%	0.0%	0.0%	0.0%	0.0%
Additional FDA Costs (in CAD ‘000)

LOB	2007	2008	2009	2010	2011

ECR			0	0	0
BAS	6,000		0	0	0

Total FDA Costs	6,000	0	0	0	0
SG&A and Overheads
SG&A and overheads have been adjusted to reflect Management’s estimate that EBITDA margins will improve Post-FDA Action to reach 15% in the terminal period.

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13,2006.

2.	Assumptions reflect adjustments based on discussions with Management. Assumptions revert back to base case in the respective years once impact of FDA Action is finished.

MDS Pharma Services Comprehensive Valuation of MDS Pharma Services CONTRACT RESEARCH ORGANIZATIONS INDUSTRY VALUATION DATE: OCTOBER 31, 2006	Exhibit D SCHEDULE 1
SOMEWHAT COMPARABLE PUBLIC COMPANIES — TRADING MULTIPLES [1]

																		Net
				Market		TTM	TTM	TTM	TTM	Working	Enterprise Value(4)/						EBITDA/	Income/	Working
	Latest	Share Price	Reported	Capitalization	TTM	Revenue	EBITDA	EBIT	Net Income	Capital	TTM	TTM	TTM	F2007	F2007	F2007	Revenue	Revenue	Capital/
Company	Quarter	31-Oct-06	Currency	($Mill)	EPS (2)	($Mill)	($Mill)	($Mill)	($Mill)	($Mill)	Revenue	EBITDA	EBIT	Revenue	EBITDA	EBIT	Margin	Margin	Revenue	ROE(5)

Bioanalytical Systems Inc.	06/06 Q3	5.32	USD	26.0	-0.39	44.6	2.3	-1.8	-1.9	4.8	0.9	18.0	neg.	n/a	n/a	n/a	5.1%	neg.	10.8%	neg.
Charles River Laboratories International Inc.	06/06 Q2	42.92	USD	2,931.8	2.02	1,151.9	278.6	177.9	143.9	94.9	2.9	12.0	18.8	2.9	10.2	14.0	24.2%	12.5%	8.2%	8.4%
Covance Inc.	09/06 Q3	58.50	USD	3,729.9	2.16	1,390.1	244.3	190.1	136.7	146.7	2.5	14.4	18.5	2.2	11.7	14.8	17.6%	9.8%	10.5%	15.2%
Icon Plc (8), (9)	09/06 Q3	36.89	USD	1,050.5	1.27	435.5	60.0	45.4	35.9	62.8	2.2	16.0	21.2	1.8	11.8	15.3	13.8%	8.2%	14.4%	12.6%
Kendle International Inc.	09/06 Q3	34.62	USD	497.3	1.19	322.3	35.1	27.0	16.9	53.2	2.1	19.1	24.8	1.6	10.4	12.6	10.9%	5.2%	16.5%	11.9%
Life Sciences Research	09/06 Q3	10.05	USD	127.3	-1.33	179.8	32.7	19.4	-16.9	-14.6	1.0	5.5	9.3	n/a	n/a	n/a	18.2%	neg.	neg.	neg.
Parexel International Corp. (10)	09/07 Q1	29.60	USD	799.6	1.02	793.9	72.1	45.9	27.2	61.8	0.9	9.8	15.4	1.0	8.4	12.7	9.1%	3.4%	7.8%	10.6%
Pharmaceutical Product Development Inc.	09/06 Q3	31.65	USD	3,702.6	1.36	1,196.1	274.4	228.2	157.1	9.4	2.8	12.3	14.8	2.4	10.6	12.6	22.9%	13.1%	0.8%	17.8%
PharmaNet Development Group Inc.	06/06 Q2	18.70	USD	346.8	0.17	465.1	59.9	40.2	-31.2	8.5	1.0	7.6	11.3	1.5	11.1	17.8	12.9%	neg.	1.8%	1.2%
PRA International	09/06 Q3	29.50	USD	683.7	1.24	322.1	50.8	39.4	28.6	-31.9	2.1	13.1	16.9	1.9	11.1	12.4	15.8%	8.9%	neg.	12.2%
Mean (excluding high and low):											1.8	12.9	16.7	1.9	10.8	13.7	15.1%	8.9%	8.9%	11.8%
Median											2.1	12.7	16.9	1.8	10.8	13.3	14.8%	8.9%	9.4%	12.1%
High											2.9	19.1	24.8	2.9	11.8	17.8	24.2%	13.1%	16.5%	17.8%
Low											0.9	5.5	9.3	1.0	8.4	12.4	5.1%	3.4%	0.8%	1.2%

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	EPS is basic EPS before extraordinary items.

3.	All figures are in the respective currencies indicated.

4.	Enterprise Value = Market Capitalization + Short-term debt + Long-term debt + Preferred Equity — Cash — Marketable Securities.

5.	Return on Equity is defined as trailing 12 month EPS/ book value per share.

6.	TTM is trailing twelve months.

7.	The share prices are on or before October 31, 2006.

8.	Icon Plc has changed its fiscal year end from May 31 to December 31. As the financials for the latest 12 months are unavailable, the numbers were annualized using 9-month period ended September 30, 2006.

9.	Long-term debt for Icon Plc. is as of June 30, 2006 — the latest available.

10.	Short-term and long-term debt numbers for Parexel International Corporation are based on June 30, 2006 results, as the most recent numbers are unavailable.

11.	“nmf.” indicates that the multiple is greater than 50x and is deemed not meaningful.

12.	Mean is the arithmetic average, calculated as the sum of a list of values, divided by the total number of values in the list. The “mean (excluding high and low)” is the arithmetic mean, excluding the highest and lowest value in the list of numbers. If the number of values in the list is equal to or less than 4, the median is used.

13.	Median is the middle value of a list. If the list has an odd number of values, the median is the middle value in the list after sorting the list into increasing order. If the list has an even
Sources: Bloomberg, Company filings
Date: November 1, 2006

MDS Pharma Services	Exhibit D
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 2
CAPITAL ASSET PRICING MODEL (“CAPM”)
Valuation Date: October 31, 2006
SOMEWHAT COMPARABLE PUBLIC COMPANIES — DESCRIPTIONS

Company	Description

Bioanalytical Systems Inc.	Bioanalytical Systems, Inc. provides contract development services and research equipment to pharmaceutical, medical research and biotechnology companies and institutions. It operates in two business units:
contract research services and research products. Its contract research services unit provides screening and pharmacological testing, preclinical safety testing, formulation development, clinical trials, regulatory compliance and quality control testing. The Company is focusing its products business on expediting preclinical screening of developmental drugs. It designs, develops, manufactures and markets robotic blood sampling systems and accessories, in vivo microdialysis collection systems, physiology monitoring tools and liquid chromatography and electrochemistry instruments platform. Scientists engaged in analytical chemistry clinical trials, drug metabolism studies, pharmacokinetics and basic neuroscience research at pharmaceutical companies are its principal clients.

Charles River Laboratories International Inc.
Charles River Laboratories International, Inc. (Charles River) is a global provider of solutions that advance the drug discovery and development process. The Company provides the animal research models required in research and development for drugs, devices and therapies. Its customer base includes pharmaceutical, biotechnology and medical device companies, as well as many government agencies, hospitals and academic institutions throughout the world. It operates over 100 facilities in 21 countries worldwide. It has three reporting segments: Research Models and Services, Preclinical Services and Clinical Services. In October 2004, the Company acquired Inveresk Research Group, Inc. Prior to the acquisition, Inveresk was a publicly traded company and a provider of drug development services to companies in the pharmaceutical and biotechnology industries. On August 16, 2006, Charles River completed the sale of its Phase II-IV Clinical Services business to Kendle International Inc.

Covance Inc.	Covance Inc. is a drug development services company that provides a range of early- stage and late stage product development services on a worldwide basis primarily to the pharmaceutical, biotechnology and medical device industries. The Company also provides laboratory testing services to the chemical, agrochemical and food industries. The services it provide constitute two segments, early development services, which includes preclinical services and clinical pharmacology services, and late-stage development services, which includes central laboratory, clinical development, periapproval, cardiac safety services and market access services. During the year ended December 31, 2005, Covance acquired GFI Clinical Services, an 80-bed clinical pharmacology business.

Icon Plc	ICON plc is a contract research organization (CRO) that provides clinical research and integrated product development services to the pharmaceutical, biotechnology and medical device industries. The Company’s service offerings include clinical pharmacology, bioanalysis, pharmacokinetic and pharmacodynamic analysis, study protocol preparation, case report form preparation, clinical trial approvals, investigator recruitment, study monitoring and data collection, patient safety monitoring, clinical data management, biostatistical services, medical reporting, central laboratory services, interactive voice response (IVR) systems, animal health, regulatory consultancy, strategic drug development services and digital imaging. ICON’s clinical research services facilitate the collection, analysis and reporting of clinical trials data, which will ultimately become part of a client’s drug registration submission. On July 1, 2004, the Company acquired 70% interest in Beacon Bioscience, Inc.

MDS Pharma Services	Exhibit D
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 2
CAPITAL ASSET PRICING MODEL (“CAPM”)
Valuation Date: October 31, 2006
SOMEWHAT COMPARABLE PUBLIC COMPANIES — DESCRIPTIONS

Company	Description

Kendle International Inc.	Kendle International Inc. is a clinical research organization (CRO) that provides a range of Phase I-IV clinical development services to the biopharmaceutical industry. The Company delivers integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing, regulatory consulting and organizational meeting management and publications services on a contract basis to the biopharmaceutical industry. The Company operates in North America, Europe, Asia/Pacific, Latin America and Africa. It is managed in one segment encompassing contract services related to Phase I-IV clinical trials. On August 16, 2006, the Company completed the acquisition of Phase II-IV Clinical Services business of Charles River Laboratories International, Inc. In April 2006, the Company acquired CRO International Clinical Research Limited.

Life Sciences Research	Life Sciences Research Inc. (LSR) is a global contract research organization, offering worldwide pre-clinical and non-clinical testing for biological safety evaluation research services to pharmaceutical, biotechnology, agrochemical and industrial chemical companies. The purpose of this safety evaluation is to identify risks to humans, animals or the environment resulting from the use or manufacture of a range of chemicals, which are essential components of its clients’ products. The Company serves the regulatory and commercial requirements to perform safety evaluations on new pharmaceutical compounds and chemical compounds contained within the products that humans use, eat and are otherwise exposed to. In addition, LSR tests the effect of such compounds on the environment and also performs work on assessing the safety and efficacy of veterinary products. The Company’s sales and marketing functions are focused on two main groups: pharmaceutical and non-pharmaceutical customers.

Parexel International Corp.	PAREXEL International Corporation (PAREXEL) is a bio/pharmaceutical services company providing expertise in clinical research, medical marketing, consulting and informatics, and advanced technology products and services to the worldwide pharmaceutical, biotechnology and medical device industries. The Company’s product and service offerings include clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, patient recruitment, regulatory and medical consulting, health policy and reimbursement, performance improvement, industry training and publishing, medical imaging services, interactive voice response systems, clinical trial management systems, Web-based portals, systems integration, patient diary applications and other drug development services.

Pharmaceutical Product Development Inc.	Pharmaceutical Product Development, Inc. (PPD) is a global contract research organization with two segments:
Discovery Sciences and Development. The Discovery Sciences Group focuses on the discovery research segment of the biopharmaceutical research and development outsourcing market. The Development Group has designed its various global services to be flexible and integrated in order to assist its clients in optimizing their research and development spending through the clinical stages of the development process. The Development Group provides a range of development services, either individually or as an integrated package, to meet clients’ needs. In addition, for marketed drugs, biologics and devices, PPD offers support services, such as product launch services, medical information, patient compliance programs, patient and disease registry programs, product safety and pharmacovigilance, Phase IV monitored studies and prescription-to-over-the-counter programs.

MDS Pharma Services	Exhibit D
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 2
CAPITAL ASSET PRICING MODEL (“CAPM”)
Valuation Date: October 31, 2006
SOMEWHAT COMPARABLE PUBLIC COMPANIES — DESCRIPTIONS

Company	Description

PharmaNet Development Group Inc.	PharmaNet Development Group Inc., formerly SFBC International, Inc., is a global drug development services company, providing a range of both early and late-stage clinical drug development services to branded pharmaceutical, biotechnology and generic drug and medical device companies around the world. The Company conducts its operations in two segments: early stage and late stage clinical development. Early stage consists primarily of its Phase I clinical trial facilities, bioanalytical laboratories and clinical laboratories. Late stage consists of its subsidiary, PharmaNet, Inc., which primarily provides late Phase II through Phase IV services.

PRA International	PRA International is a global contract research organization (CRO) that assists pharmaceutical and biotechnology companies in developing and taking drug compounds, biologics and drug delivery devices through appropriate regulatory approval processes. The Company conducts complex clinical trials in multiple geographies concurrently through its 24 offices located in North America, Europe, Africa, South America, Australia and Asia. The Company performs an array of services across the spectrum of clinical development programs, from the filing of investigational new drug applications (INDs) and similar foreign regulatory applications, to the conduct of all phases of clinical trials, to product registration and post-marketing studies. During the year ended December 31, 2005, the Company acquired all of the outstanding equity of GMG BioBusiness Ltd (GMG) and Regulatory/Clinical Consultants, Inc. (RxCCI).
Source: OneSource Information Services

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

MDS Pharma Services	Exhibit D
Comprehensive Valuation of MDS Pharma Services	SCHEDULE 3
CONTRACT RESEARCH ORGANIZATIONS INDUSTRY
VALUATION DATE: OCTOBER 31, 2006
PUBLIC/PRIVATE M&A TRANSACTION MULTIPLES [1]

				Target		Debt	Enterprise	Method									Price
			Purchase	Revenue	Price	Terms	Value(5)	of	Enterprise Value/					Price/			Premium
Date	Target	Acquiror	Type	($Mill)	($Mill)(4)	($Mill)	($Mill)	Payment	Revenue	EBITDA	Earnings	Book(6)	Cash Flow(7)	Revenue Earnings	Book(6)	Cash Flow(7)	(%)(8)

12-Oct-06	California Clinical Trials Medical Group Inc. & Behavioral and	Parexel International Corporation	Asset	22.6	65.0	0.0	65.0	n/a	2.9	n/a	n/a	n/a	n/a	2.9 n/a	n/a	n/a	n/a

Pending	Medical Research LLC
	Clinical research companies based in California.

24-Jul-06	Pharma Bio-Research BV (the Netherlands)	PRA International	Stock	49.1	109.1	0.0	109.1	Cash &	2.2	16.5	neg.	neg.	n/a	2.2 neg.	neg.	n/a	n/a
	Early phase clinical development and bioanalytical laboratory company.			31-Dec-05				Stock

10-Jul-06	Scirex Corporation LLC	Premier Research Group Plc	Asset	33.7	37.0	0.0	37.0	Cash	1.1	n/a	n/a	n/a	n/a	1.1 n/a	n/a	n/a	n/a
	Provides contract research services to pharmaceutical and biotechnical companies.			31-Dec-05

19-Dec-05	Ellipsis Biotherapeutics Corp. (Canada)	DNAprint Genomics Inc.	Asset	0.7	0.2	0.0	0.2	Stock	0.2	neg.	neg.	0.04	n/a	0.2 neg.	0.04	n/a	n/a
	Provides SNP Genotyping services, biomedical research, drug discovery,			31-Dec-04
	diagnostic and pharmcogenomics.

9-Nov-05	Millennix Inc. (9)	IT&E International Group	Asset	3.5	3.0	0.0	3.0	Cash &	0.9	6.5	7.7	neg.	neg.	0.9 7.7	neg.	neg.	n/a
	Clinical research organization with a focus in specialty area of oncology,			30-Sep-05				Stock
	HIV, complex infectious disease, vaccines, gene therapy,immunology,
	biologics, metabolic and chronic diseases.

19-Jul-05	Pharmdata Inc.	Premier Research Group Plc	Asset	3.3	23.2	0.0	23.2	Cash &	7.0	n/a	n/a	n/a	n/a	7.0 n/a	n/a	n/a	n/a
	Provides contract medical research services.			31-Dec-04				Stock

5-Jul-05	MicroSafe B.V.	Millipore Corp.	Stock	4.0	9.3	0.0	9.3	Cash	2.3	n/a	n/a	n/a	n/a	2.3 n/a	n/a	n/a	n/a
	Contract laboratory that develops assays and provides a range of testing			31-Dec-04
	services to European biotech and pharmaceutical companies.

22-Dec-04	PharmaNet Inc.	SFBC International Inc.	Stock	52.6	248.6	0.0	248.6	Cash	4.7	n/a	n/a	n/a	n/a	4.7 n/a	n/a	n/a	n/a
	Pharmaceutical and biotechnology research services.			31-Dec-04

21-Oct-04	Inveresk Research Group Inc.	Charles River Laboratories Intl. Inc	Stock	303.9	1,413.1	31.9	1,445.0	Cash &	4.8	21.6	35.5	5.7	25.1	4.6 34.7	5.6	24.6	19.2%
	Provides drug development services to companies in the pharmaceutical			30-Jun-04				Stock
	and biotechnology industries.

14-Sep-04	Boston Biomedica Inc.	SeraCare Life Sciences Inc.	Asset	23.3	30.0	0.0	30.0	Debt &	1.3	nmf.	neg.	2.9	nmf.	1.3 neg.	2.9	nmf.	n/a
	Provides infectious disease diagnostic products, laboratory instrumentation,			31-Dec-03				Stock
	contract research and specialty infectious disease testing services.

9-Feb-04	Bioreliance Corp.	Invitrogen Corp.	Stock	89.7	413.3	52.1	465.4	Cash	5.2	19.9	36.4	5.7	34.0	4.6 32.3	5.1	30.2	10.3%
	Contract research organization that provides testing, development and			30-Sep-03
	manufacturing services for biologics and other biomedical products.

Mean (excluding high and low):									2.8	18.2	35.5	4.3	29.6	2.7 32.3	4.0	27.4	14.7%
Median									2.3	18.2	35.5	4.3	29.6	2.3 32.3	4.0	27.4	14.7%
High									7.0	21.6	36.4	5.7	34.0	7.0 34.7	5.6	30.2	19.2%
Low									0.2	6.5	7.7	0.0	25.1	0.2 7.7	0.0	24.6	10.3%

Notes:
1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.

2.	Transaction multiples are calculated based on enterprise value, equity price or reported selling price.

3.	All figures are in U.S. dollars, unless otherwise indicated.

4.	Price = reported selling price (may include liabilities assumed, non-compete agreements and employment/consulting agreements).

5.	Enterprise value = equity price + debt/liabilities assumed, non-compete agreements, employment/consulting agreements, or performance bonuses.

6.	Book value = preferred equity + minority interest + total common equity.

7.	Cash flow in Done Deals is defined as cash flow from operations = net income + depreciation & amortisation + changes in working capital; cash flow in Bloomberg is operating cash flow.

8.	Bloomberg calculates price premium based on the target’s 20 day average price prior to announcement.

9.	The figures are annualized estimates as trailing 12 month figures are unavailable.

10.	“n/a” indicates information was not available from the sources used.

11.	“nmf.” indicates that the multiple is greater than 50x and is deemed not meaningful.

12.	Mean is the arithmetic average, calculated as the sum of a list of values, divided by the total number of values in the list. The “mean (excluding high and low)” is the arithmetic mean, excluding the highest and lowest value in the list of numbers. If the number of values in the list is equal to or less than 4, the median is used.
Sources: Bloomberg, Done Deals, Zephyr
Date: November 1, 2006

EXHIBIT E Page 1 of 6
OVERVIEW OF THE MARKET BY LINE OF BUSINESS
ON OR BEFORE OCTOBER 31, 2006
Introduction
1.	Exhibit E forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated December 13, 2006 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
EARLY STAGE
Preclinical
Overview
2.	Preclinical represents a market of about $2.5 billion that is expected to grow at high-single digit to low-double digit rates. The strong demand in this segment is mainly driven by an increase of outsourcing from large pharmaceutical companies and by biotech customers, whose pipelines are weighted towards Early Stage activity.
3.	The Preclinical businesses of Pharma are located in Lyon, France, Washington, United States, and Taipei, Taiwan. Lyon, the largest facility at approximately 175,000 square feet after a recent 30% expansion completed in May 2006, carries out toxicology and safety pharmacology studies.
4.	Pharma is currently the fifth largest player in the preclinical market with a 2% market share. Publicly traded competitors to Pharma in this segment include Covance Inc. and Charles River Laboratories Inc. with 29% and 50% of business in the Preclinical segment, respectively.
5.	Management has taken a number of steps to improve the profile of Preclinical including closing several offices and divesting its bio-safety, pharmaceutics and fermentation businesses, which we understand were a “drag” on the overall profitability of Preclinical.
6.	Based on our discussions with Management, we understand that the FDA issue has thus far had a marginal impact on the Preclinical business as its larger components are located outside of North America.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT E Page 2 of 6
Opportunities and Challenges
7.	A challenge for Preclinical is the lack of a major facility in North America (we understand the Lyon site in France is the key facility for this business segment), where the largest concentration of small and emerging biotech customers are located. We understand that customers have a strong preference of being located close to the CRO facilities they are working with. The market leaders Covance Inc. and Charles River Laboratories Inc., both for example, operate facilities in both Europe and North America.
8.	In addition, the latest expansion of the Preclinical facility in Lyon is relatively small compared to the planned additions of its competitors, who are expected to add facilities with a size of 240,000 square feet (Covance) to 400,000 square feet (Charles River Laboratories). Privately held MPI Research is also planning to have over 800,000 square feet by the end of 2008. This may place competitive pressure on Preclinical’s margins as a relatively small player should it not keep pace.
9.	In our discussions with Management, risks associated with animal right’s groups were noted as a threat to the Preclinical segment. However, Management has indicated that demand for animal testing will be fuelled by continued government regulation and the increase in demand for safety testing and that Management does not foresee any government action against animal testing.
Early Clinical Research (“ECR”)
Overview
10.	Phase I continues to be one of the strongest markets within clinical development and is often viewed as a strategic service that provide CROs some advantages in winning larger clinical contracts. As a result, most CROs are trying to increase their bed capacities in an attempt to secure later stage business. In addition, given the limited number of scientifically focused Phase I and IIa operations and continuing demand for toxicology work, this segment is forecast to demonstrate ongoing strength.
11.	Pharma’s ECR segment is the market leader for Phase I and bioequivalence studies with seven locations in North America (Montreal, Canada; Phoenix, Neptune, New Orleans and Lincoln, U.S.) and Europe (Belfast, Northern Ireland;
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT E Page 3 of 6
Hamburg, Germany), totalling 1,100 beds. ECR is focused on assessing the viability of compounds before conducting clinical trials and conducting trials on healthy volunteers. This business consists of the following two main segments:
a)	Clinical — a higher fixed cost structure of business; and

b)	PK/PD — data management planning on how a study should be conducted.
12.	We understand that the main competitors to Pharma in this segment are Parexel and PharmaNet Development Group Inc. (formerly SFBC International), who lost approximately 500 to 675 beds in its main facility in Miami, U.S. and another 120 beds in its facility in Ft. Myers, U.S as a result of operational issues.
13.	Management has advised that as the BAS and ECR services are closely interconnected and that ECR has seen some impact relating to the FDA issue, in particular the September 2006 FDA letter. We understand that the ECR operations in the St. Laurent facility are still operating even though majority of the BAS operations in that location have been suspended. Management has advised that a significant portion of staff time in fiscal 2006 has been devoted to dealing with FDA issues which have also impacted revenues and proposal generation. At the Valuation Date, Management indicated that staff was starting to return their attention to the operations.
Opportunities and Challenges
14.	The Phase IIa sub segment of ECR may become more important and may provide additional growth to Pharma, as drug companies are increasingly focused on confirming compound-viability faster. In addition, ECR is expected to benefit from the resolution of the FDA review.
15.	We understand that, the movement of CRO activities to low cost jurisdictions in the ECR market may create a downward pressure on pricing and become a significant challenge in this segment. In addition, the strategic importance of Phase I clinical studies will attract more competitors, leading to increased competition.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT E Page 4 of 6
Bioanalytical Services (“BAS”)
Overview
16.	As noted above, the bioanalytical market is closely related to the early clinical research market, as we understand that it is generally assumed that $1 of clinic work can generate about $1 of bioanalytical work. Therefore, the BAS market is highly dependent on the ECR market and can expect to have correlating market expectations.
17.	Pharma’s BAS group has two main segments: new drugs and generics. Though being regarded as one of the market leaders in this segment, the market position of BAS has weakened by the impact of the FDA review. The BAS facilities are located in Blainville and Montreal (St. Laurent), Canada; Zurich, Switzerland; Lincoln, U.S. and Sittingbourne, U.K. As noted earlier, the St. Laurent facility is not accepting new clients and bioequivalence operations with respect to bioequivalency testing have been solely focused on the FDA five year review.

18.	Management has advised that three departments distinct from bioequivalence are still operating within BAS in St. Laurent and relate primarily to the Ligand Binding and Organic Chemistry services.
Opportunities and Challenges
20.	The key challenge for BAS remains quickly resolving the issue with the FDA to prevent further negative implications on the customer relationships to Early Stage customers and to be able to focus resources on growth opportunities in this segment.
21.	Historically, Canada has been a favourable location to conduct generic drug research as patent laws in Canada allow research and development on generic products to start prior to patent expiry on branded drugs whereas companies must wait until patent expiry before commencing research in the United States. Further, investment tax credits are given to companies conducting generic trials in Canada.
22.	Based on discussions with Management, we understand that these historical advantages have diminished and generic drug work is shifting to lower cost providers in developing countries representing a significant market threat. However, we understand that European companies still want to work with North
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT E Page 5 of 6
America and Europe based CROs given the desire towards the high quality provided from CROs in these regions.
LATE STAGE
Global Clinical Development (“GCD”)
Overview
23.	The increased size and complexity of Phase IIb — IV (i.e. Late Stage) studies has led to an increase in the percentage of studies being undertaken on a global basis to take advantage of lower labour rates and access to treatment-naïve patients, among other things. By implication, the advantage in this segment is likely to be held by CROs with broad geographic capacity and in-depth therapeutic expertise.

24.	MDS’ Late Stage business is ranked outside the top 5 CROs in this segment, mainly due to its insufficient capabilities to compete for large Phase III studies. However, it was ranked the number 1 CRO in Europe by Thomson CenterWatch in its biannual survey published in May 2006.
25.	In approximately 25 worldwide locations, GCD mainly offers Phase IIb — IV trial management services. GCD’s therapeutic experience includes Oncology, Metabolic disorders, Endocrinology, Antiviral and Cardiovascular, among others. As Phase III and Phase IV studies typically involve thousands of patients throughout the world, GCD offers the technology platform ‘Pharma Express’ to enable clients to stay apprised of their studies.
26.	Management has advised that clients have requested clarification on the FDA issue. Although the impact can not be isolated, Management believes that the FDA issues give clients and potential clients a reason to choose another CRO.
Opportunities and Challenges
27.	Based on its good brand reputation and Management’s intention to upgrade its systems and infrastructure, GCD is expected to build its brand equity in the upcoming years and achieve a position among the top 10 CROs in this market.

28.	In developing GCD into a tier one clinical development business, Pharma might profit from its leading position in its leading Phase I business, as this would give
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dated December 13, 2006.

EXHIBIT E Page 6 of 6
an edge in competing for Late Stage clinical contracts, e.g. by having an early start in the bidding process and a good understanding of the compound.
Global Central Labs (Late Stage) (“GCL”)
Overview
29.	Although most Central Lab market work is already outsourced, the increased complexity of clinical trials and the compounds and diseases under study are leading to a shift in work from local one shop operations to central labs with multi-capabilities. Central Labs are better able to meet the needs of global trials and increasingly stringent regulatory requirements, and these factors are expected to provide continued support to this market segment. However, these services are currently regarded as a commodity with compressing operating margins.

30.	Pharma’s GCL segment allows MDS to integrate its various CRO services, providing prompt turnaround of laboratory tests results to clinical sites and ensuring that integrity of the data is maintained. At the Valuation Date, GCL had locations in Toronto, Canada; North Brunswick, U.S.; Hamburg, Germany; Paris, France; Beijing, China and Singapore.
31.	Management has advised that they believe the impact thus far with respect to the FDA issue has been comparable to GCD, as noted above.
Opportunities and Challenges
32.	Due to the increasing size and complexity of clinical studies, GCL is expected to be looked at as specialized clinical service in the future, resulting in potentially higher margins. With its current market position it may benefit from the growth in Late Stage clinical development, but also may face strong competition, both from its larger and smaller competitors.
33.	By strengthening its GCD Late Stage business, Pharma also might be able to create synergies between GCD and GCL.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 1 of 13
OVERVIEW OF THE PHARMACEUTICAL CONTRACT RESEARCH
INDUSTRY ON OR BEFORE OCTOBER 31, 2006
Introduction
1.	Exhibit F forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated December 13, 2006 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
Market Overview
2.	The contract research organization (CRO) industry is comprised of organizations that offer clients a wide range of research and development services. The industry is classified as an activity, rather than an industry, and is not included in the Standard Industry Classification (SIC) or North American Industry Classification system (NAICS).
3.	Within the pharmaceutical industry, CROs provide product development and formulation, clinical trial management (from preclinical through Phase IV), central laboratory services for processing trial samples, and data management services relating to the preparation of new drug applications for regulatory agencies such as the Food and Drug Administration (“FDA”) in the U.S.
4.	During the 1970s, pharmaceutical companies largely performed research and development activities in-house. However, a combination of factors has led to the development of the CRO industry. Historically, pharmaceutical outsourcing has been driven by the need to acquire a particular skill that is not available in-house and/or a lack of capacity.
5.	Today, drivers for outsourcing also include:
(a)	Pressure to contain costs by downsizing in-house R&D and efforts to enhance profitability by reducing the cost of development;

(b)	Access to cutting edge technologies;

(c)	Reduction of the time required to bring a drug to market;

(d)	The ability to recruit highly specialized and expert personnel and provide flexibility.
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dated December 13, 2006.

EXHIBIT F Page 2 of 13
6.	Business Insight estimates that the global outsourced drug development market totals approximately $14.0 billion in 2005. This represents the CRO share of approximately 15% of the overall R&D expenditure by pharmaceutical and biotech companies.
7.	The CRO industry’s growth rate currently is the fastest in nearly ten years, with the rate of growth of revenues of early stage CROs in the lower double-digits, and late stage clinical studies and diversified CROs ranging from the just less than 20% up to approximately 25%. Historically, outsourced clinical research grew at high single to low double digit rates on average. While clinical testing, for example, has grown by more than 12.0% since the mid 1990s, the preclinical segment only grew at approximately 2.0%. However, the growth between 1998 and 2002 was influenced by several major mergers in the pharmaceutical industry that led to cancellations and delays of new projects.[1] Further, the biotech funding declined sharply and the meltdown of global markets also had a slowing impact.
8.	Potential disadvantages of outsourcing research can include higher short term expenses, high CRO staff turnover and loss of direct control over the development process for the sponsor.[2]
9.	We understand that from a customer point of view the three most important characteristics for choosing a CRO are a strong expertise, the costs the outsourced services are being offered at and a good working relationship to a CRO.[3] Other key characteristics include specific technology relevant for the project, financial stability, the ability to provide services throughout all phases of drug development and the geographic location.
10.	The CRO market can be further categorized into six distinct segments within Early Stage (preclinical through Phase IIa) and Late Stage (Phase IIb through Phase IV):
Early Stage:

•	Pharmacology (Preclinical Non-Tox), involving early-stage testing to understand the characteristics and effects of new molecular compounds.

[1]	Business Insights

[2]	Ibid.

[3]	Frost & Sullivan
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dated December 13, 2006.

EXHIBIT F Page 3 of 13
•	Toxicology, involving testing for harmful or fatal effects of compounds on healthy animal models.

•	ECR/Phase I, involving early clinical studies to ascertain the impact of compounds on human subjects.

•	Bioanalytical Labs, involving the analysis of preclinical or early clinical trial samples to test for specific physiological impacts.
               Late Stage:
•	Global Clinical Development, involving the management of patient recruitment and administration of clinical trials for new compounds.

•	Central Labs, involving the analysis of human samples from clinical trials to test for specific physiological impacts.
11.	The largest segments are phase II to III clinical studies, accounting for 19.4% of total market volume, followed by preclinical work (17.5%) and Phase IIb/IV (16.5%).[4]
Competitive Overview
12.	In general, the competitive landscape of Pharma is diverse, with up to 60% of the competitors of the Division being small CROs, providing specialized outsourced services. In total, more than 1,000 companies with revenues from $1.0 million to more than $1.0 billion are competing in this market. However, almost half of the total outsourced drug development revenues are generated by the seven leading CROs, including MDS.
13.	Market participants include CRO companies, universities, hospitals and clinical diagnostic laboratories. While smaller players tend to offer specialized services in certain areas, larger companies are often fully integrated among the several stages of drug development.
14.	In recent years, the CRO Market has undergone substantial consolidation, with market shares among the top 5 companies ranging from 30% for ECR to 75% for Toxicology.

[4]	Business Insights
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 4 of 13

Top 5 Company’s
Market Segment	Market Share
Pharmacology	35%
Toxicology	75%
ECR/Phase I	30%
Bioanalytical Labs	30%
Global Clinical Development	50%
Central Labs	70%
Source: The Parthenon Group
15.	As the industry continues to consolidate and the demand for integrated services with global coverage rises, CROs mainly compete on the following criteria:[5]
(a)	Quality of service;

(b)	Depth of therapeutic experience and expertise;

(c)	Ability to produce results at agreed times;

(d)	Range of service offerings;

(e)	Global coverage and multinational integration; and

(f)	Financial strength.
16.	CROs, and particularly those with a focus on the labour intensive Phase II-IV, depend heavily upon their human resources. Within the context of double-digit growth, hiring sufficient staff is a challenge as firms compete for those with expertise and experience.
17.	In addition, the number of CROs with facilities in Eastern Europe, India or China is increasing, taking advantage of lower labour costs that can be reduced by up to 50.0%. Whereas the global CRO market was dominated by U.S. and Western Europe in 2005 with Eastern Europe, India and China accounting for approximately 11.9%, by 2010 these countries are expected to grow to a market

[5]	Frost & Sullivan, Business Insights
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 5 of 13
share of approximately 16.5%. However, patent protection risks and business complexities can be significant and weigh against outsourcing to CROs located in these countries.
18.	Although regarded as being highly competitive, the CRO industry has substantial barriers to entry. One key barrier is licensing by and ongoing compliance with regulatory agencies such as the FDA in the United States. In addition, high capital investments are required to build research facilities.
Market Trends and Forecast
CRO Market Trends
19.	In the forthcoming years, the CRO market will be affected by some general trends, which are outlined below[6]:
(a)	Pricing: Despite the highly competitive nature of the CRO market, outsourced research, particularly Phase II and III clinical testing, is becoming more expensive for the sponsors of a project. As projects are typically awarded to a CRO within a bidding process, one of the main factors, among expertise, is the price. Therefore CROs are attempting to conduct studies in low-cost regions, such as Eastern Europe and South America to save professional staffing costs and patient reimbursement.

(b)	Focus on core strengths: While the top tier CROs developed expertise in offering a full line of preclinical and clinical services, several companies have successfully managed to focus on their core strengths or a specific therapeutic area. With continuing market expansion and emerging growth through acquisition is a critical component of the market expansion, the trend of focusing on core expertise instead of adding new services is expected to become crucial.

(c)	Functional Outsourcing: Another trend is functional outsourcing, i.e. splitting up clinical trials across various functional units instead of the single drug development phases and outsourcing the different functions to various CROs. By doing so, the sponsor could maintain the control over the trial instead of assigning the control to the CRO. However, this model is at a very early stage and therefore is likely to have an impact on the long

[6]	Frost & Sullivan
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 6 of 13
term period of the forecast only, as it would require large scale restructuring of service platforms by CROs.

(d)	Globalization of the CRO industry: The globalization within the CRO industry is caused by increasing threats of generics for pharmaceutical products and the limited pipeline for potential blockbuster drugs. As a result, pharmaceutical and biotech companies are forced to increase global penetration to achieve faster returns through global product launches and regulatory filings. Since it would not be economically viable for many pharmaceutical or biotech companies to invest in infrastructure in multiple global locations, CROs with the capability for global trials are being viewed as strategic partners in this area.

(e)	Information Management: Information management and sharing during clinical trials is also becoming more important in order to decrease the development time for drugs, improve data quality and, thus, to differentiate services in this highly competitive environment. As the clinical testing itself can be similar for each CRO, this is becoming more and more critical. Therefore many companies are now utilizing IT systems that allow different locations to view and discuss testing data simultaneously. This helps to improve cooperation between CROs and their clients, quickens the testing process and enhances data quality. In addition, disease registries that allow tracking of patients signs, symptoms, forms of medications, therapies used and other vital information, and real time data sharing with clients may become cutting edge competitive advantages.
Overall CRO Market Forecast
20.	Detailed analysis of the CRO industry indicates strong growth is expected into the foreseeable future.
21.	Frost & Sullivan forecast the U.S. market to grow at a CAGR of approximately 14.6% between 2003 and 2013. Through 2010, the worldwide CRO industry is expected to continue its strong growth, averaging 11.5% per year according to Business Insights. The following table outlines the global market from The Parthenon Group.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 7 of 13
R&D Expenditures — Total Drug Discovery/Development

	Total Drug	% of Total	Implied Outsourced
	Discovery/	Development	Development
	Development	Spending	Spending	Growth vs. prior
Year	(in billions)	Outsourced	(in billions)	Year in %
2001 A	$53	n/a	n/a	n/a
2002 A	$59	n/a	n/a	n/a
2003 A	$67	19.2%	$12.8	n/a
2004 A	$75	19.9%	$14.9	15.5%
2005 F	$83	21.0%	$17.4	16.7%
2006 F	$92	22.2%	$20.4	17.2%
2007 F	$101	23.2%	$23.4	14.7%
2008 F	$110	n/a	n/a	n/a
Source: The Parthenon Group
22.	It should be noted, that different segments of the CRO industry grow at different rates and the overall growth rate is a result of weighted averages of these individual growth rates. The growth of the market can be separated into three distinct layers:[7]
(a)	Base growth generated from constant projects in various drug development stages, which is expected to remain relatively stable during the forecast period;

[7]	Ibid.
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dated December 13, 2006.

EXHIBIT F Page 8 of 13
(b)	Volume growth in the Early Stage development of drug candidates, especially generated by biotech and niche pharmaceutical companies. This effect is driven by the fact that biotech companies increasingly tend to retain products in their pipeline to take them closer to the market launch by using CROs in order to maximise the value of the products and the company; and

(c)	New sponsors, mainly biotech companies with limited development infrastructure, who demand full services from preclinical to post commercialization stage and therefore add significant volume to market growth.
23.	The key market drivers on the U.S. CRO market, which is considered to be representative for the global CRO market, are shown in the table below. It is noteworthy that structural factors impacting the life sciences industry are expected to drive high levels of CRO growth on a long term basis for a sustained period of time.[8]
Drug Discovery CRO Market: Market Driver Ranked In Order of Impact (U.S.) 2007-2013

Rank	Driver	1-2 Years	3-4 Years	5-7 Years

1	Cost pressures encourage research and development (R&D) outsourcing	High	High	High

2	Strong growth of R&D expenditure by pharmaceutical and biotechnology companies spurs market expansion	High	High	Medium/High

3	Ageing population and shift from acute to chronic products drives demand for outsourcing	Medium	High	High

4	Limited development infrastructure with biotechnology and	Medium	Medium/High	High
specialty pharmaceutical encourages demand for outsourcing

5	Robust biotechnology funding drives outsourcing volumes	Medium	Medium	High

6	Toxicology capacity addition by outsourcers encourages outsourcing market expansion	Medium	Medium	Medium
Source: Frost & Sullivan

[8]	Ibid.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 9 of 13
24.	Cost pressure for pharmaceutical and biotech companies are expected to remain one of the key drivers of R&D outsourcing to CROs, both from a short and long term perspective, while R&D expenses tend to increase. The increase in R&D expenditure is attributable to the need for longer and more comprehensive human testing of drugs that address chronic or complicated conditions. Drug recalls in recent years have led to regulators increasingly asking for more detailed safety and efficacy data. This is resulting in clinical trials involving more patients and a greater depth of analysis. CROs can counter this cost increase by economies of scale, utilizing the latest data management tools and technologies and conducting trials in lower cost regions.
25.	Sustained R&D investment by pharmaceutical and biotech companies will also drive the growth of the CRO market to ensure strong industry pipelines. With the increasingly complex and large Late Stage studies, the development time is increasing. Therefore, CROs are expected to accelerate product development time by leveraging their expertise in order to save time and money.
26.	The demographics of key markets such as the U.S. and Europe face an ageing population. This leads to a shift in the focus of companies from acute to chronic diseases that cater predominantly to an ageing population. Several CROs are positioning themselves in specific therapeutic areas to obtain patients and conduct trials more efficiently. In addition, CROs are expected to generate more business from drug development projects aimed at this segment.
27.	One of the key drivers of the CRO industry is the biotech market, which is expected to continue to grow with rising revenues and a large pipeline of potential drugs. As conventional pharmaceutical drug development approaches become less able to generate medicines for increasingly complex diseases, biotechnology, which involves the use of cellular or biomolecular processes to make therapeutic and/or diagnostic products, is gaining favour. Trials in this sector tend to be more complex.
28.	At the same time, biotech companies have limited development facilities and therefore rely on CROs for development projects. To meet the special requirements for research in this segment, CROs are required to have an extensive database of study volunteers or the ability to recruit the population sizes and demographics required for a given clinical study. The demand in this segment is expected to rise steadily.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 10 of 13
29.	Funding of biotech companies is also expected to continue to increase, leading to higher R&D expenditure. After the drop in biotech funding in 2000 and 2001, there is a sharply increasing interest among investors for Biotech due to the risk-return profile of biotech companies. In general, products in the biotech sector are exposed to a lesser risk of patent expiration and they cater to a niche market with lesser competition. At present, biotech companies account for over 50.0% of all molecules under development, but only for about 25.0% of the development spending. Moving to later stages of product development, spending is expected to increase.
30.	Toxicology services within the Early Stage of drug development have been a small market segment with over 75.0% of capacity existing with pharmaceutical companies. However, there has not been significant capacity addition by pharmaceutical companies, while CROs increasingly view this segment as attractive and continue to add capacity. Hence, this segment is likely to experience market expansion as CROs gain further share of this market.
Early Stage Market Forecast
31.	Early Stage short-term growth is expected to remain very strong. Typically, contracts are short-term in nature and thus a key success factor for CROs focused on Early Stage is to build up a sufficient back log of contracts.
32.	Within the Early Stage segment, demand for outsourced preclinical/toxicology work remains strong, with demand for preclinical work being driven by higher growth rates in biotech R&D expenditures, increased outsourcing by the large pharmaceutical companies, and an acceleration of emerging and mid-sized biotech clients whose pipelines are weighted towards early stage activity.
33.	According to Goldman Sachs, the Phase I Segment is one of the most robust markets within clinical development, and is commonly regarded as a strategic service that can help CROs to win large clinical contracts.
34.	In addition, given the limited number of scientifically focused Phase I and IIa operations and continuing demand for toxicology work, including the need for generic manufacturers to provide proof that their generic drugs are valid replicas of the branded counterparts, this segment is forecast to demonstrate ongoing strength.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 11 of 13
Late Stage Market Forecast
35.	Late stage short-term growth is expected to under-perform early stage growth because this market segment is mature, with many competitors focused on obtaining the traditionally large, lucrative dollar contracts that are typical in this sub-segment.
36.	The increased size and complexity of Phase II-IV studies has led to an increase in the percentage of studies being undertaken on a global basis to take advantage of lower labour rates and access to treatment-naïve patients, among other things. By implication, the advantage in this segment is likely to be held by CROs with broad geographic capacity and in-depth therapeutic expertise.
37.	According to the April 2006 edition of Thomson CenterWatch, the market for Phase II-IV is projected to increase by about 13% CAGR to 2009. Jefferies & Co. Inc. note that slightly higher growth might be achieved as a result of movement of the current bulge of compounds under development to later stage trials, as well as post-marketing safety studies.
38.	Although most Central Lab work is already outsourced, the increased complexity of clinical trials and the compounds and diseases under study are leading to a shift in work from local to central labs with multi-capabilities. Central Labs are better able to meet the needs of global trials and increasingly stringent regulatory requirements, and these factors are expected to provide continued support to this market segment.
Market Restraints
39.	An overview of the key market restraints and its estimated magnitude of impact for the forthcoming years are detailed in the table below.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 12 of 13
     Drug Discovery CRO Market: Market Restraints Ranked In Order of Impact (U.S.). 2007-2013

Rank	Restraint	1-2 Years	3-4 Years	5-7 Years

1	Increasing competition and commoditization of CRO services curtails margins	High	High	Medium

2	Increasingly stringent regulatory standards pose an ongoing quality challenge for CROs	High	Medium	Medium/

3	Consolidation of the pharmaceutical industry reduces potential revenues for contract research	Medium	Medium	Medium

4	Small CRO size limits breadth of offerings, while large size limits flexibility	Medium	Medium	Low
Source: Frost & Sullivan
40.	With over 1,000 market participants, competition is leading to a commoditization of CRO services and curtailed margins. Since an increasing number of CROs are providing similar services, one of the key differentiating factors can be the cost of service leading to lower margins. At the same time, costs for technology, manpower and infrastructure investment increased. As a result of this highly competitive environment, market price increases are only enforceable in certain segments of the industry.
41.	In addition, regulatory bodies such as the FDA have been increasingly imposing higher standards on all phases of drug development. For example, record keeping for all aspects of testing and requirements for test data have been expanded and changes have been made to the Health Insurance Portability and Accountability (“HIPAA”) and Good Clinical Practice Guidelines (“GCP”), the latter making patient recruitment for clinical studies much more difficult. However, it should be noted, that harmonization of regulatory requirements between U.S., Europe and Japan is improving, eliminating duplicative or conflicting regulations between theses regions.
42.	Although M&A activity within the CRO industry has not increased substantially, M&A activity within the pharmaceutical and biotechnology sectors has increased in 2006, most notably since July, with Bayer’s acquisition of Schering AG ($21.5 billion); Merck KGaA’s acquisition of Serono ($13.3 billion); Nycomed’s acquisition of Altana Pharma ($5.7 billion); UCB’s acquisition of Schwarz ($5.6 billion) and Gilead’s acquisition of Myogen ($2.5 billion). This M&A activity,
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT F Page 13 of 13
totalling $48.5 billion, contrasts with the full year M&A activity for 2004 and 2005, which totalled only $23 billion and $26 billion respectively. As a result, the new companies have expanded R&D capabilities, which may result in a temporarily decline as projects are being evaluated to eliminate potential duplication in R&D activities. In addition, existing relationships to CROs are likely to be re-evaluated as expenses are generally rationalized during the post-merger phase.

43.	Another challenge is the optimal size of a CRO. Smaller CROs with limited offerings sometimes have difficulty in competing against larger diversified companies due to the customers’ preference to work with one CRO throughout all development stages of a drug. However, smaller CROs sometimes offer more specialized and flexible services, being able to offer customized staffing and personalized service.

44.	Furthermore, the ability of the industry to maintain high quality standards while undergoing significant growth may become a challenge with the need for adjusting the industry capacity to meet higher demand.
SOURCES:
Business Insights Ltd., “Pharmaceutical Outsourcing Strategies”, 2006
CIBC World Markets, “Equity Research Company Update,” September 6, 2006.
Datamonitor, “Pharmaceutical Outsourcing Part 2: An introduction to drug discovery strategies,” August 2006.
Desjardins Securities, “Morning Pulse — MDS Inc.,” September 6, 2006.
Frost & Sullivan, “Drug Discovery Contract Research Organization Markets”, 2006
Industry Canada, “The Commercial Contract R&D Industry: a Snapshot.”
Jefferies & Company, Inc., “Healthcare Pharmaceutical Services,” October 12, 2006.
Merrill Lynch, “MDS Inc. Q3/F06 preview,” September 5, 2006.
Raymond James, :”Daily Highlights — MDS Inc.,” September 5, 2006.
Scotia Capital, “Daily Edge — MDS Inc.,” September 1, 2006.
TD Newcrest, “Action Notes — MDS Inc.,” September 5, 2006
The Parthenon Group, “MDS Pharma Services Strategy Recommendations”, June 28, 2006.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 1 of 8
ECONOMIC OUTLOOK ON OR BEFORE OCTOBER 31, 2006
Introduction
1.	Exhibit G forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated December 13, 2006 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
Global Economic Outlook on or before October 31, 2006
2.	Led by the slowing of the U.S. and the Japanese economies, global economic growth moderated in the second quarter of 2006. The latest indicators suggest that it is likely that economic expansion in most developed Organization for Economic Co-operation and Development (“OECD”) countries will ease. For major non-OECD countries, the outlook for China is expected to weaken slightly due in part to further monetary tightening and a decline in exports to the U.S., while economic growth in India, Russia and Brazil should remain strong.
3.	In addition to slowing economic growth in the U.S., the major risks to the global outlook continue to be oil market developments, as well as global economic imbalances, related to concerns over rising protectionist pressures.
4.	Overall, the global outlook remains favourable, with the Conference Board expecting the world economy to expand by 3.7% in 2006, easing to 2.8% in 2007.
5.	The table below shows projections for selected economic indicators for countries comprising the developed economies within the OECD:

Indicator	2005f	2006f	2007f
Real GDP Growth	2.8%	3.1%	2.9%
Inflation	2.0%	2.2%	2.0%
Unemployment Rate	6.5%	6.2%	6.0%
     Source: OECD Economic Outlook, May 2006
6.	The strong performance of the world economy in 2005 can be partly attributed to moderate inflation, which has enabled central banks to maintain interest rates at levels which do not pose a threat to economic growth. Although global headline inflation has increased due to higher oil prices, core inflation has remained at or below 2.0% in Canada, Europe, the United Kingdom and Japan. While core inflation in the U.S. has
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 2 of 8
risen above the level the Federal Reserve (the “Fed”) is comfortable with, much of the increase was due to rising rent while price increases for other goods and services have remained relatively modest.

7.	Annual consumer price inflation remains largely affected by energy prices. For OECD countries, annual inflation declined slightly to 3.0% in August, while it increased slightly by 0.1% to 2.2% when food and energy is excluded. Oil prices have declined substantially recently after reaching historical highs in early August, brought about mainly by the increase in U.S. inventory levels, a relatively mild tropical storm season in the Gulf of Mexico and the general improvement in the geopolitical climate. Looking ahead, inflationary pressures are expected to moderate with decelerating demand in major markets and the easing of commodity shortages resulting from investments in new capacity.

8.	Major central banks, including the U.S., European Central Bank, Australia, Sweden and the UK, raised interest rates during the year in response to rising inflation. The Bank of Japan also ended its zero interest rate policy in July. With reduced inflationary pressures, the global monetary tightening cycle is expected to be nearing its end, although some interest rate increase is still expected in Europe and Asia.
SOURCES:
The Conference Board of Canada, World Outlook Autumn 2006
Economist Intelligence Unit, World Economy: EIU’s October Assumptions, September 22, 2006
European Central Bank, Monthly Bulletin, October 2006
Global Insight, World Flash: A Mild Global Slowdown Relives Inflationary Pressures, October 2006
IMF, World Economic Outlook, September 2006
OECD Economic Outlook, May 2006
Scotiabank Group, International Views, Autumn 2006
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 3 of 8
UNITED STATES ECONOMIC OUTLOOK ON OR BEFORE OCTOBER 31, 2006
9.	The following table highlights key U.S economic indicators:

(annual % change unless otherwise indicated)	2004	2005	2006f	2007f	Q2 ‘06	Q3 ‘06	Q4 ‘06f	Q1 ‘07f
Real GDP (chain-weighted)[1]	3.9	3.2	3.3	2.6	2.6	1.6	2.5	2.6
Consumer Expenditure[1]	3.9	3.5	3.1	2.7	2.6	3.1	2.6	2.2
Durable Goods[1]	6.4	5.5	5.1	3.3	-0.1	8.4	2.2	2.5
Disposable Personal Income	3.6	1.2	3.1	3.0	2.8	3.9	3.4	3.0
Unemployment Rate (%)	5.5	5.1	4.7	4.8	4.7	4.7	4.7	4.8
Consumer Price Index[1]	2.7	3.4	3.4	2.5	5.0	2.9	-0.3	3.4
Overnight Rate (%)[2]	1.34	3.19	4.96	4.94	4.90	5.25	5.25	5.25
10 Year Government Bond Yield (%)[2]	4.27	4.29	4.85	4.61	5.07	4.89	4.85	4.73
Current Account Balance ($billions)	-665	-792	-885	-875	-874	-917	-897	-883
Exchange Rate (C$/US$)[2]	0.770	0.826	0.884	0.876	0.891	0.892	0.887	0.887
Housing Starts (millions)	1.95	2.07	1.84	1.65	1.87	1.74	1.63	1.63

[1]	Quarterly figures are quarter/quarter annualized per cent change

[2]	Quarterly figures are average for the quarter

Source: BMO Nesbitt Burns
10.	Gross Domestic Product: The U.S. economy grew by 1.6% in the third quarter, well below the 5.6% recorded in the first quarter of this year. The largest negative impact on GDP came from residential construction, which declined by 17.4% on an annualized basis. Economists expect further declines in residential construction to persist for several quarters as housing starts fall to more sustainable levels. As such, economic growth is expected to grow at an average rate of 2.7% in the next three quarters, with GDP forecast to average 3.3% in 2006 and 2.6% in 2007.

11.	Inflation: The consumer price index (“CPI”) fell 0.5% in September, bringing the year-over-year rate to 2.1%, the lowest in more than 2 years. The decline was principally driven by falling energy prices. Core CPI, which excludes volatile food and energy items, accelerated 0.2% and the year-over-year rate reached 2.9%, the highest in over a decade. The increase in core CPI can be attributed mainly to the growth in clothing prices (0.6%) and the rise in the owner’s equivalent rent (0.3%). Analysts agree that although inflation does seem to be moderating, it is not yet at a level to justify cutting the Fed funds rate. It is estimated that CPI will average 3.4% in 2006, before slowing to 2.5% in 2007.

12.	Bank Rate: The Fed kept the federal funds rate on hold at 5.25% at its policy meeting on October 25th. In its post-meeting statement, the Fed stated that “economic
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 4 of 8
growth has slowed over the course of the year”. The Fed, however, remains relatively optimistic about the growth outlook saying that “going forward, the economy seems likely to expand at a moderate pace”. As the underlying trend in core consumer inflation has cooled over the past few months, it is expected that inflation pressures will dissipate as the economy slows. Economists anticipate that the Fed will hold the interest rate steady through the rest of 2006 but will start cutting the interest rate in 2007.

13.	Employment: Employment growth somewhat slowed in September, adding only 51,000 new jobs. This is much lower than an average increase of 128,000 jobs over the prior six months. The unemployment rate, however, declined slightly from 4.7% to 4.6%, suggesting that the labour market was much stronger than the headline figure had suggested. Wage growth also remained robust in September, gaining 0.2%. The annual wage growth is estimated at 4.0% in 2006 – the highest since 2001. As the U.S. economy slows, job growth is expected to remain modest and the unemployment rate is expected to average 4.7% in 2006 and 4.8% in 2007.

14.	Consumer Confidence: The Conference Board’s index of consumer confidence dropped unexpectedly to 105.4 points in October, from 105.9 points in September. Driven largely by the deteriorating perceptions of the job market and a slowing economic environment, consumers’ assessment for the present has weakened, while their expectation for the future has slightly improved. Looking ahead, solid gains in income and declining gas prices are expected to continue to support consumer spending, despite moderating job growth and the cooling of the housing market.

15.	Exchange Rates: The U.S. currency has weakened recently due to concerns over slowing economic growth. The outlook for the U.S. dollar is to trend downwards due to several factors. First, the rate hike cycle is expected to stop, making the U.S. dollar less attractive for investment. Second, the enormous current account deficit has led some foreign central banks to move their reserves out of the U.S. dollar. It is expected that the current account deficit will widen to U.S. $885 billion in 2006, then narrow slightly to U.S.$875 billion in 2007. Finally, U.S. economic fundamentals are sliding, with the housing market and consumer spending as the clearest examples. The U.S. dollar is expected to remain weak, averaging C$0.884 in 2006 and C$0.876 in 2007.

16.	Housing Starts: Housing starts jumped by 5.8% in September to an annualized rate of 1.77 million units. This comes as a surprise at the end of three consecutive monthly declines. Despite a gain in September, housing starts were 21.8% below the 33-year high reached in January this year. Single family starts increased 4.3%, but are still down 20.3% when compared to last year. In addition, building permits have continued downward trending, having fallen for eight straight months. Housing starts
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 5 of 8
are expected to remain slow, averaging 1.84 million units in 2006 and 1.65 million units in 2007.
Sources:

BMO Financial Group, Commentary, October 2006
BMO Nesbitt Burns, Econofacts, October 2006
TD Economics, Commentary, October, 2006
EIU ViewsWire — Country View, October 17, 2006
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 6 of 8
CANADIAN ECONOMIC OUTLOOK ON OR BEFORE OCTOBER 31, 2006
17.	The following table highlights key Canadian economic indicators:

(annual % change unless otherwise indicated)	2004	2005	2006f	2007f	Q1 ‘06	Q2 ‘06	Q3 ‘06f	Q4 ‘06f
Real GDP (chain-weighted)[1]	3.3	2.9	2.8	2.6	3.6	2.0	2.3	2.5
Consumer Expenditure[1]	3.3	3.9	4.0	3.0	5.1	4.2	4.6	3.0
Durable Goods[1]	2.5	5.8	5.9	3.5	12.0	4.8	9.0	3.5
Disposable Personal Income	2.4	2.5	4.3	2.5	5.7	3.9	4.1	3.7
Unemployment Rate	7.2	6.8	6.4	6.3	6.4	6.2	6.4	6.5
Consumer Price Index[1]	1.8	2.2	2.0	1.8	2.0	3.0	0.1	0.7
Overnight Rate (%)[2]	2.25	2.67	4.06	4.08	3.58	4.17	4.25	4.25
10 Year Government Bond Yield (%)[2]	4.58	4.07	4.25	402	4.13	4.42	4.25	4.21
Current Account Balance ($billions)	27.6	31.8	19.0	7.0	32.7	16.8	15.6	10.9
Housing Starts (thousands)	233	224	224	190	248	229	220	200
Exchange Rate (US$/C$)[2]	0.770	0.826	0.884	0.876	0.866	0.891	0.892	0.887

[1]	Quarterly figures are quarter/quarter annualized per cent change

[2]	Quarterly figures are average for the quarter

Source: BMO Nesbitt Burns
18.	Gross Domestic Product: Real GDP increased in August by 0.3%, up from 0.2% in July, and resulting in 2.2% growth on an annualized basis, down from 2.5% in July, and a recent high of 3.6% in March. The service industries increased 0.4%, led by gains in the wholesale trade (+1.7%) and retail sales (+1.1%). Auto sales contributed to robust consumer spending in August, while tourism-related industries, including transportation, accommodation, and food services benefited from the International Aids Conference in Toronto. However, these tourism gains obscure a continued reduction in the number of U.S. visitors. A substantial 1.6% increase in mining and oil and gas contributed to the goods industries’ 0.2% increase over July, offsetting weaknesses in manufacturing (0.0%), construction (-0.1%), and utilities (-1.1%). The slowing U.S. economy was reflected in a number of goods producing sectors, including auto and parts, which has fallen 8.0% on a year-over-year basis, and forestry and logging, down 15.3% in the past year. Looking ahead, economists expect a moderation in growth with GDP growth of 2.8% and 2.6% in 2006 and 2007, respectively.

19.	Inflation: CPI declined 0.5% in September, driven primarily by a 17.4% reduction in gasoline prices, bringing the year-over-year inflation rate from 2.1% in August to 0.7% in September. Other contributing factors to the price decline included lower prices for natural gas (-3.9%) and fuel oil (-4.3%). By contrast, core inflation, which
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 7 of 8
excludes food and energy, rose 0.5%, or 2.3% (net of the cut in GST) on a year-over-year basis, up from 2.0% in August, and up from the most recent low of 1.4% recorded in July 2005. The key driver of the increase in core inflation was higher housing prices, up 8.8% on a month-over-month basis, with Alberta’s homeowners’ replacement cost rising 48.6%, or about 10 times the growth rates in British Columbia, Ontario, and Quebec. Headline inflation is forecast to average 2.0% and 1.8% in 2006 and 2007.
20.	Bank Rate: The Bank of Canada (“the Bank”) left the overnight rate unchanged at 4.25% on October 17th. The decision is consistent with the Bank’s latest quarterly Business Outlook Survey, issued October 6th, which suggested that inflationary pressures were moderating. In its October 17th announcement, the Bank expressed the view that the current level of interest rates stay consistent with achieving its inflation target of 2.0%. It revised downward its forecast for real GDP from 3.2% to 2.8% in 2006, and from 2.9% to 2.5% in 2007, noting that “the small amount of excess demand now in the economy will be eliminated by the second half of 2007, and that the economy will then remain roughly in balance through to the end of the projection period” (2006-2008). The Bank also observed that inflationary pressure is “expected to move slightly above 2 per cent in coming months, and to return to 2 percent by the middle of 2007.” In its Monetary policy report on October 19th, the Bank noted that despite expected slower growth, it expects the Canadian economy to remain very close to its productive capacity, from which observers infer that monetary policy is unlikely to change in the near term. The Bank also identified a number of risk factors, including on the upside consumption and housing, and on the downside a more dramatic U.S. economic slowdown. Also identified was the upside risk associated with the continued capacity pressures in Western Canada, which threaten to raise prices within and beyond the region. The Bank’s overnight rate is forecast to average 4.06% in 2006 and 4.08% in 2007.

21.	Employment: About 16,200 jobs were added to Canada’s economy in September, after declines of 16,000 in August and 5,500 in July. The additional jobs were the combined result of a gain in part-time positions of 31,400 and loss in full-time positions of 15,200, bringing the unemployment rate down to 6.4% from 6.5% in August, but well above the cyclical low of 6.1% reached in May and June. The goods producing sector gained 17,700 jobs, with a surprising gain of 19,300 in manufacturing jobs, whereas construction declined by 6,500, a reversal of trends over the last couple of years. The service producing sector shed 1,500 jobs, with a decline of 10,700 in public administration being offset by gains of 7,600 in finance, insurance and real estate and leasing, and 8,400 in hotels & restaurants. Underlying the decline in unemployment were stark differences regionally, with Ontario’s jobless rate (6.6%) rising above the national average for only the second time in 30 years, whereas Alberta’s jobless rate fell to 3.5%. Unemployment is forecast to average 6.4% and 6.3% in 2006 and 2007 respectively.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT G Page 8 of 8
22.	Consumer Confidence: The Consumer Confidence Index rose to 119.8 in September, following declines in July and August. Confidence with regard to their future financial situation rose, with those believing that they would be in a better financial situation in 6 months increasing 2.0% to 29.8%, while those who were pessimistic declined 0.5%. However, with regard to the job market, respondents expecting a deterioration in employment conditions rose 1.4% to 18.2%, the third consecutive month in which consumers have expressed declining confidence in future employment opportunities. Attitudes towards making big ticket purchases were virtually unchanged from those recorded in September.

23.	Housing: Housing starts declined by a greater than expected 2.4% to 211,300 from 216,600 units in August, and 7.6% from a year ago. The multiple housing segment was a key driver in the decline, falling 7.0% month-over-month, while single residential housing starts rose 0.8%.
Sources:
BMO Nesbitt Burns, EconoFacts, October 2006
BMO Financial Group, Commentary, October 2006
Conference Board, Index of Consumer Confidence, October 2006
TD Economics, Commentary, October 2006
EIU, Canada: Country Forecast Summary, October 2006
Scotiabank Group, Global Economic Research, Foreign Exchange Outlook, October 2006
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT H Page 1 of 4
WEIGHTED AVERAGE COST OF CAPITAL
Introduction
1.	Exhibit H forms an integral part of and must be read in conjunction with PricewaterhouseCoopers LLP’s report dated December 13, 2006 (the “Report”). In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
Weighted Average Cost of Capital
2.	When applying the DCF methodology, the cash flows expected to be generated by a business are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time-value of money. This return is an overall rate based on weighted rates of return for invested capital (equity and debt). This return, known as the weighted average cost of capital (“WACC”), is calculated by weighting the required returns on debt and common equity in proportion to their estimated portions in an expected capital structure.

3.	We used the Capital Asset Pricing Model (“CAPM”) to determine the required return on equity. CAPM has been empirically tested and is widely accepted for the purpose of estimating a company’s required return on equity capital[1]. In applying the CAPM, the rate of return on common equity is estimated as the risk-free rate of return on long-term government bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock. Beta is defined as a risk measure that reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole. Other risk adjustments may be appropriate to consider including specific company risk factors.

4.	The rate of return on debt is the rate a prudent debt investor would require on debt invested in a company or other businesses with comparable risk and debt provisions. The interest on debt capital is generally deductible for income tax purposes, and an after-tax interest rate was used in our calculation.

[1]	Investments, W.F. Sharpe, Prentice Hall: Englewood Cliffs, New Jersey (1985).
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT H Page 2 of 4
5.	The following is a general discussion of the methods used in our derivation of the WACC.

The general formula for calculating the WACC is:

WACC	=	Kd * (d%) + Ke * (e%)

where:

WACC	=	Weighted average cost of capital;

Kd	=	After-tax rate of return on debt capital;

d%	=	Debt capital as a percentage of the sum of the debt, Preferred and common equity capital (“Total Invested Capital”);

Ke	=	Rate of return on common equity capital; and

e%	=	Common equity capital as a percentage of the Total Invested Capital.
Rate of Return on Debt
6.	The rate of return on debt capital is the rate a prudent debt investor would require on interest-bearing debt. Since the interest on debt capital is deductible for income tax purposes, we used the after-tax interest rate in our calculation.

7.	The after-tax rate of return on debt capital is calculated using the formula:

Kd	=	K * (1 - t)

where:

Kd	=	After-tax rate of return on debt capital;

K	=	Pre-tax rate of return on debt capital; and

t	=	Effective combined income tax rate.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT H Page 3 of 4
Required Return on Equity
8.	We used the CAPM to determine the required return on equity for a company. CAPM estimates the rate of return on common equity as the risk-free rate of return on U.S. government bonds, as at the Valuation Date, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock.

9.	The CAPM rate of return on equity capital is calculated using the formula:

Ke	=	Rf + b * (Rm - Rf) + Rs + ą

where:

Ke	=	Rate of return on equity capital;

Rf	=	Risk-free rate of return;

b	=	Beta or systematic risk for this type of equity investment;

Rm - Rf	=	Market risk premium; The expected return on a broad portfolio of stocks in the market (Rm) less the risk free rate (Rf);

Rs	=	The small stock premium is defined as the difference in total returns between large stocks and small stocks;

ą	=	Company specific adjustment
10.	Practical application of the CAPM relies upon the ability to identify publicly traded companies that have similar risk characteristics as MDS Pharma, in order to derive meaningful measures of its beta. For the purpose of this engagement, we have used the average beta for companies operating in the CRO industry, as presented in Schedule 1.

11.	Quantification of the market risk premium has been the subject of significant research by security analysts. Based upon our research and analysis, we consider the average market premium for equity to be approximately 5.0% for Pharma given its global operations.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

EXHIBIT H Page 4 of 4
12.	In addition, we have also considered an additional premium related to the company size of 3.36% based on the average of Ibbotson Associates, SBBI Valuation Edition: 2006 Yearbook and Duff & Phelps Risk Premium Report 2006.
Conclusion
13.	The average WACC based on industry data for both somewhat comparable companies is approximately 11.0% as presented in Exhibit H, Schedule 1.
This Exhibit should only be read in conjunction with the PricewaterhouseCoopers LLP report dated December 13, 2006.

MDS Pharma Services Comprehensive Valuation of MDS Pharma Services	EXHIBIT H SCHEDULE 1
CONTRACT RESEARCH ORGANIZATIONS INDUSTRY
VALUATION DATE: OCTOBER 31, 2006 CAPITAL ASSET PRICING MODEL (“CAPM”) [1]
Assumptions:

Risk-free Rate	Rf=	4.60%	10 Year US Government Bond Yield — October 31, 2006
Pretax Cost of Debt	i=	6.13%	10 Year BFV US Industrial BBB- Bond Yield — October 31, 2006
Equity Risk Premium	Rp=	5.00%	Consensus Estimate
Small Stock Premium	Rs =	3.36%	SBBI 2006 & Duff & Phelps Risk Premium Report 2006
Effective Tax Rate	t=	33.5%
Beta	B=	0.85
Alpha — Company specific adjustment	A =	0.00%
Debt as a % of Total Capitalization — (Debt/(Debt &
Equity), where equity = 100%)	D=	17.68%
Market Value of Equity as a % of Total Capitalization	E=	82.32%
Comparable Company Analysis

	Beta				Total	Debt/		Debt/		Tax	Unlevered
	(Observed)		Debt	Equity	Capital	Equity		Capital		Rate	Beta
Bioanalytical Systems Inc.	0.35	1	16	26	42	60.4%	1	37.7%	1	33.5%	0.25	1
Charles River Laboratories International Inc.	0.71	1	609	2,932	3,540	20.8%	1	17.2%	1	33.5%	0.62	1
Covance Inc.	0.73	1	—	3,730	3,730	0.0%	1	0.0%	1	33.5%	0.73	1
Icon Plc	0.60	1	4	1,050	1,054	0.4%	1	0.4%	1	33.5%	0.60	1
Kendle International Inc.	1.05	1	200	497	697	40.2%	1	28.7%	1	33.5%	0.83	1
Life Sciences Research	0.68	1	92	127	219	72.1%	1	41.9%	1	33.5%	0.46	1
Parexel International Corp.	0.86	1	1	800	801	0.2%	1	0.2%	1	33.5%	0.86	1
Pharmaceutical Product Development Inc.	0.81	1	57	3,703	3,759	1.5%	1	1.5%	1	33.5%	0.80	1
PharmaNet Development Group Inc.	1.30	1	168	347	515	48.4%	1	32.6%	1	33.5%	0.98	1
PRA International	0.98	1	—	684	684	0.0%	1	0.0%	1	33.5%	0.98	1

Mean (excluding high and low)	0.80					21.5%		14.8%			0.74

Relevered Beta Analysis

	Using Mean
Beta (Unlevered)	0.74	Relevering Calculations
D/E	21.5%
Tax Rate	33.5%	Unlevered Beta = Beta (Observed) / ( 1 + D/E ( 1 - t ))
		Relevered Beta = Unlevered Beta * [ 1 + D/E ( 1 - t )]
Beta (Relevered)	0.85
Weighted Average Cost of Capital — Capital Asset Pricing Model

	Base Case	Weighting	WACC
Cost of Debt [ i * (1 - t) ] =	4.1%	17.7%	0.7%
Cost of Equity [ Rf + b (Rp) + Rs +A ] =	12.2%	82.3%	10.0%

			10.7%

		WACC — ROUNDED	11.0%

Notes:

1.	This Schedule should only be read in conjunction with the PricewaterhouseCoopers LLP report dated: December 13, 2006.